Form 10-K, Exhibit 13
period 2007-12-31
Vulcan Materials CO
filed 2008-02-29
CIK 1396009

EXHIBIT (13)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Vulcan Materials Company and Subsidiary Companies
Introduction
Vulcan provides essential infrastructure materials required by the U.S. economy. We are the nation’s largest producer of construction aggregates — primarily crushed stone, sand and gravel - a major producer of asphalt mix and concrete and a leading producer of cement in Florida.
Florida Rock Acquisition
On November 16, 2007, we acquired 100% of the outstanding common stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the southeastern and mid-Atlantic states, in exchange for cash and stock of approximately $4.2 billion based on the closing price of Vulcan common stock on November 15, 2007. Management believes that Vulcan’s closing stock price on November 15, 2007 is relevant because it represents the actual stock portion of the consideration received by the Florida Rock shareholders. The acquisition further diversifies the geographic scope of Vulcan’s operations, expanding our presence in attractive Florida markets and in other high-growth southeastern and mid-Atlantic states, and adding approximately 1.6 billion tons of proven and probable aggregates reserves and 0.1 billion tons of proven and probable calcium products and cement reserves in markets where reserves are increasingly scarce.
     Under the terms of the merger agreement, Florida Rock shareholders had the right to elect to receive either 0.63 of a share of Vulcan common stock or $67.00 in cash, without interest, for each share of Florida Rock common stock. The elections were subject to proration so that, in the aggregate, 70% of all outstanding shares of Florida Rock common stock were exchanged for cash and 30% of all outstanding shares of Florida Rock common stock were exchanged for shares of Vulcan common stock. Additionally, under the terms of the merger agreement, each outstanding Florida Rock stock option, which fully vested prior to the effective time of the mergers, ceased to represent an option to acquire shares of Florida Rock common stock and instead represented the right to receive a cash amount equal to the excess, if any, of $67.00 per option to acquire one share of Florida Rock common stock over the exercise price payable in respect of such stock option (the option consideration).
     Pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” (FAS 141), the value assigned to the stock consideration paid was based on the $113.97 average closing share price, adjusted for dividends, of Vulcan’s common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced. Approximately 12.6 million shares of Vulcan common stock valued at $1,436.5 million based on the accounting measurement date were issued in exchange for approximately 30% of the outstanding common stock of Florida Rock. Cash totaling $3,212.6 million was paid in exchange for approximately 70% of the outstanding common stock of Florida Rock and to fund the option consideration. Including Vulcan’s direct transaction costs of approximately $29.3 million, total cash and stock consideration paid was $4,678.4 million.
Segments
Prior to the November 2007 acquisition of Florida Rock, our Construction Materials business was organized in seven regional divisions that produced and sold aggregates and related products and services. For financial reporting purposes, they were aggregated into one reporting segment. Subsequent to our acquisition of Florida Rock, we redefined our operating segments, and as a result, we now have three reporting segments organized around our principal product lines: aggregates, asphalt mix, concrete and cement. For reporting purposes, we have combined our Asphalt mix and Concrete segments into one reporting segment as the products are similar in nature and the businesses exhibit similar economic characteristics, product processes, types and classes of customer, methods of distribution and regulatory environments. We have recast our 2006 and 2005 data to conform to the current year’s segment presentation. Management reviews earnings for the product line reporting units principally at the gross profit level.
     Our Aggregates segment mines, processes, distributes and sells sand, gravel and crushed stone. Our Asphalt mix and Concrete segment produces and sells asphalt mix, ready-mixed concrete, concrete block, prestressed concrete beams and precast concrete, and sells other building materials. Our Cement segment mines, produces and sells Portland cement and masonry cement, imports, grinds, blends and sells cement and slag, and produces and sells calcium products.
Products
We operate primarily in the United States and our principal product - aggregates — is consumed in virtually all types of publicly and privately funded construction. In 2007, aggregates accounted for 75% of net sales. We shipped 231.0 million tons in 22 states, the District of Columbia, the Bahamas and Mexico from 334 aggregates production facilities and sales yards. Our ten largest states, measured by aggregates shipments, accounted for 85% of total aggregates shipments. Reserves largely determine the ongoing viability of an aggregates business. Our current estimate of 12.7 billion tons of zoned and permitted aggregates reserves represents a net increase of 4.5 billion tons since the end of 1997. We believe that these reserves are sufficient to last, on average, 43.0 years at current annual production rates. While aggregates are our primary business, we believe vertical integration between aggregates and downstream products, such as asphalt mix and concrete, can be managed effectively in certain markets to generate acceptable financial returns. As such, we evaluate the structural characteristics of individual markets to determine the appropriateness of an aggregates only or vertical integration strategy.
End Markets
Demand for our products is dependent on construction activity. The primary end uses include public construction, such as highways, bridges, airports, schools and prisons, as well as private nonresidential (i.e., manufacturing, retail, offices, industrial and institutional) and private residential construction (i.e., single-family and multifamily).
Public — This construction end market is generally the most aggregates intensive. Historically, public sector construction spending has been more stable than in the private end markets, in part because public sector spending is less sensitive to interest rates. In 2007, publicly funded construction accounted for 47% of our total aggregates shipments. Public construction projects are typically funded through a combination of federal, state and

22     Management’s Discussion and Analysis of Financial Condition and Results of Operations

local sources. The federal highway bill is the principal source of federal funding for public infrastructure and transportation projects. Federal highway spending is determined by a six-year authorization bill, now covering fiscal years 2004-2009, and annual budget appropriations using funds largely taken from the Federal Highway Trust Fund, which receives taxes on gasoline and other levies. Specific highway and bridge projects are typically managed by state transportation departments, which obligate their portion of federal revenues and supplement this federal funding with state fuel taxes, vehicle registration fees and general fund appropriations. States also transfer funds to counties and municipalities to fund local street construction and maintenance. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. Other public infrastructure construction includes airports, sewer and waste disposal systems, water supply systems, dams, reservoirs and government buildings. Construction for power plants and other utilities is funded from both public and private sources.
Private Nonresidential — This construction end market includes a wide array of project types and generally is more aggregates intensive than residential construction. Economic factors such as job growth, vacancy rates, private infrastructure needs and demographic trends help drive overall demand for private nonresidential construction. In 2007, private nonresidential construction accounted for 31% of our total aggregates shipments. Strong corporate profits and growth of the private workforce generates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as schools, hospitals, churches and entertainment facilities. A new manufacturing facility in an area generally generates demand for other manufacturing plants to supply its parts and assemblies. Additionally, construction activity in this end market is influenced by a firm’s ability to finance and the cost of financing.
Private Residential — Approximately 80%-85% of all residential construction activity is for single-family houses with the remainder consisting of multifamily (i.e., two-family houses, apartment buildings and condominiums). Public housing comprises a small portion of the housing supply. Household formation is a primary driver of housing demand along with mortgage rates. In the last 10 years, the number of new households have increased 12% from 102 million to 114 million in the United States and 15%, on average, in the markets we serve. Construction activity in this end market is influenced by the cost and availability of mortgage financing. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of the foundation, driveway or parking lot. In 2007, private residential construction accounted for 19% of our total aggregates shipments.
Other End Uses — Ballast is sold to railroads for construction and maintenance of track. Riprap and jetty stone are sold for erosion control along waterways. Stone also can be used as a feedstock for cement and lime plants and for making a variety of adhesives, fillers and extenders. Coal-burning power plants use limestone in scrubbers to reduce harmful emissions. Limestone that is crushed to a fine powder also can be sold as agricultural lime. In 2007, these other end uses accounted for 3% of our total aggregates shipments.
Customers and Competition
Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads; and electric utilities. Customers are served by truck, rail and water distribution networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature. They often consist of a single metropolitan area or one or more counties or portions thereof when transportation is by truck only. Truck delivery accounts for approximately 85% of our total aggregates shipments. Additionally, sales yards and other distribution facilities located on waterways and rail lines substantially increase our geographic market reach through the availability of rail and water transportation.
     Zoning and permitting regulations have made it increasingly difficult to expand existing quarries or to develop new quarries in some markets. Although we cannot predict what governmental policies will be adopted in the future that might affect our industry, we believe that future zoning and permitting costs will not have a materially adverse effect on our business. However, land use restrictions in some markets could make zoning and permitting more difficult. Any such restrictions, while potentially curtailing expansion in certain areas, could also enhance the value of our reserves at existing locations.
     We estimate that the 10 largest aggregates producers in the nation supply approximately 35% to 40% of the total national market. There are many small, independent producers of aggregates, resulting in highly fragmented markets in some areas. Therefore, depending on the market, we may compete with a number of large regional and small local producers.
Seasonality of Our Business
Virtually all our products are produced and consumed outdoors. Our financial results for any individual quarter are not necessarily indicative of results to be expected for the year, due primarily to the effect that seasonal changes and other weather-related conditions can have on the production and sales volume of our products. Normally, the highest sales and earnings are attained in the third quarter and the lowest are realized in the first quarter. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending. These cyclical swings are further affected by fluctuations in interest rates, and demographic and population fluctuations.
Other
In June 2005, we sold our Chemicals business as presented in Note 2 to the consolidated financial statements and, accordingly, its results are reported as discontinued operations in the accompanying Consolidated Statements of Earnings.
     In the discussion that follows, continuing operations consist of our Construction Materials business, which is organized into three report-able segments: Aggregates; Asphalt mix and Concrete; and Cement. The results of operations discussed below include Florida Rock for the period from November 16, 2007 through December 31, 2007. Discontinued operations, which consist of our former Chemicals business, are discussed separately. The comparative analysis is based on net sales and cost of goods sold, which exclude delivery revenues and costs, and is consistent with the basis on which management reviews results of operations.

Results of Operations
2007 versus 2006
     Consolidated net sales increased 2% from the prior year to a record $3.1 billion. Continued strong growth in aggregates pricing during 2007 contributed to an increase in operating earnings year over year despite lower sales volumes across all principal product lines. The pricing momentum achieved in 2005 and 2006 continued in 2007, reflecting an environment that recognizes the high cost of replacing aggregates reserves in high growth metropolitan markets.
     Net sales for the aggregates segment were $2,316.7 million in 2007, an increase of 2% from 2006 net sales of $2,280.2 million. Excluding the effects of the Florida Rock acquisition, net sales for Vulcan’s legacy aggregates segment declined slightly as lower shipments were substantially offset by a 13% increase in average selling prices. Aggregates shipments during 2007 decreased approximately 9% from 2006 levels, primarily as a result of lower demand in the residential construction market. The impact of residential construction activity on shipments was partially offset by increased levels of highway construction and non-residential building construction. Gross profit for the aggregates segment increased $9.7 million, or 1%, over 2006. Aggregates segment gross profit as a percentage of net sales was 36% in 2007, flat with 2006. Unit costs for aggregates produced at legacy Vulcan operations increased in 2007 due principally to the effects of higher depreciation expense referable to recently completed capital projects coupled with a 10% reduction in production volumes. Additionally, unit costs for energy, such as diesel fuel and electric power, increased by approximately 7%. Higher costs for diesel fuel lowered gross profit from legacy Vulcan aggregates operations approximately $12 million.
     Net sales for the Asphalt mix and Concrete segment increased slightly to $765.7 million in 2007 as compared to $760.9 million in 2006. Excluding the effects of the Florida Rock acquisition, net sales for Vulcan’s legacy Asphalt mix and Concrete segment decreased by $60.5 million, or 8%. Net sales for asphalt mix improved due to higher pricing, which more than offset a 9% decline in volumes. Concrete pricing improved 7%, but was more than offset by a 30% decline in volumes. Gross profit for the Asphalt mix and Concrete segment was mixed, with asphalt mix improving and concrete declining. Higher pricing for asphalt mix more than offset the lower volumes and higher prices for aggregates supplied internally. Unit costs for liquid asphalt remained at high levels in 2007 with little change when compared with the prior year. Higher pricing for concrete was more than offset by lower volumes and higher raw material costs, including aggregates supplied internally.
     Net sales and gross profit for the Cement segment, all of which was acquired in the Florida Rock transaction, were immaterial to 2007 results of operations.
     Operating earnings improved to $714.4 million, a 2.8% increase over 2006. The increase in operating earnings was due to the aforementioned higher pricing for each of our principal products and a $43.8 million gain on sale of real estate in California during the first quarter of 2007. Prior year results include a $24.8 million gain referable to the sale of contractual rights to mine a quarry in Atlanta, Georgia. These favorable contributions to operating earnings more than offset the effects of lower production levels, an increase in energy costs and Florida Rock transaction and integration related costs.
     Earnings from continuing operations before income taxes were $667.5 million, a decrease of $36.0 million from the prior year. The 2006 earnings include a pretax gain of $28.7 million related to the increase in the carrying value of the contingent ECU (electrochemical unit) earn-out received in connection with the sale of our Chemicals business. The 2007 corresponding pretax gain from the ECU earn-out was $1.9 million. An increase of $21.9 million in interest expense also contributed to the decline in earnings from continuing operations before income taxes.
     Earnings from continuing operations before income taxes for 2007 versus 2006 are summarized below (in millions of dollars):

2006	$703

Legacy Vulcan operations
Higher aggregates earnings	7
Higher asphalt mix and concrete earnings	7
Higher selling, administrative and general expenses	(13)
Gain on sale of California real estate	44
Gain on 2006 sale of contractual rights to mine	(25)
Lower gain on contingent ECU earn-out	(27)
All other Legacy	4
Florida Rock acquisition	(32)

2007	$668

     Earnings from continuing operations decreased to $4.66 per diluted share from $4.81 per diluted share in 2006. Earnings per share in 2007 include the effects of the Florida Rock acquisition, including operating results, interest expense associated with the financing of the transaction, additional shares issued as part of the transaction, one-time expenses associated with executing the transaction and integrating the businesses, and depreciation associated with the write-up of assets to fair value in accordance with purchase accounting. Specifically, 2007 diluted earnings per share include approximately $0.13 per share due to one-time transaction related items, $0.12 per share related to higher interest expense attributable to the additional debt incurred to fund the transaction, and $0.07 per share due to the effect of additional shares issued as purchase consideration in the transaction.
2006 versus 2005
Net sales and earnings for 2006 surpassed 2005’s record levels. Improved pricing for all key products more than offset lower shipments and resulted in a 16% increase in net sales, which exceeded $3.0 billion for the first time in our history. Aggregates pricing improved approximately 15%. The increasing demand for aggregates in a broad range of public infrastructure and nonresidential construction helped offset the correction that occurred in residential construction. Our consistent earnings growth was a reflection of both our broad geographic and end-use markets and a pricing environment for aggregates that recognized the high cost of reserves replacement and product distribution in high growth metropolitan markets.
     Gross profit for our Aggregates segment increased 26%, as improved pricing more than offset the effects of the slight decline in aggregates shipments and higher production costs related to diesel fuel, parts, supplies and electricity. Gross profit for our Asphalt mix and Concrete segment

24     Management’s Discussion and Analysis of Financial Condition and Results of Operations

also increased significantly as pricing improvements exceeded the effects of lower volumes and increases in raw material costs. Compared with 2005, the cost of diesel fuel and liquid asphalt were $13.7 million and $58.8 million higher, respectively. Gross profit as a percentage of net sales was 31% for 2006, up 4 percentage points from 2005.
     Operating earnings were a record $695.1 million, an increase of 46% from the 2005 amount. Selling, administrative and general expenses increased $31.9 million from the prior year. Approximately one-half of the increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. During 2006, we sold the contractual rights to mine the Bellwood quarry in Atlanta, Georgia for a pretax gain of $24.8 million, which is included in other operating (income) expense, net in the accompanying Consolidated Statements of Earnings.
     Earnings from continuing operations before income taxes were $703.5 million, an increase of $222.8 million, or 46%, from 2005. The 2006 earnings included a gain of $28.7 million related to the increase in the carrying value of the contingent ECU (electrochemical unit) earn-out received in connection with the sale of our Chemicals business compared with a $20.4 million gain in 2005.
     Earnings from continuing operations before income taxes for 2006 versus 2005 are summarized below (in millions of dollars):

2005	$481

Higher aggregates earnings	169
Higher asphalt mix and concrete earnings	54
Higher selling, administrative and general expenses	(32)
Gain on sale of contractual rights to mine	25
Higher gain on contingent ECU earn-out	8
All other	(2)

2006	$703

     Earnings from continuing operations increased to $4.81 per diluted share from $3.31 per diluted share in 2005.
Selling, Administrative and General
Selling, administrative and general expenses were $289.6 million in 2007 compared with $264.3 million in the prior year. This increase was partially attributable to selling, administrative and general expenses associated with the newly acquired Florida Rock operations as well as transaction and integration related costs. Excluding the effects of Florida Rock, selling, administrative and general expenses increased approximately 5% over the prior year. In 2006, selling, administrative and general expenses increased 14% from the 2005 level. Approximately one-half of this increase resulted from higher provisions for incentive compensation, including the effect of expensing stock options, and increased professional fees. Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payment” [FAS 123(R)], which required the expensing of stock options. Adoption of this standard resulted in a pretax charge of approximately $9.3 million related to stock options awarded in 2002 through 2006, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per diluted share in 2006. Selling, administrative and general expenses as a percentage of net sales were 8.7% in 2006, down from the prior year’s 8.9%.
Gain on Sale of Property, Plant and Equipment, Net
During 2007, we recorded gains on the sale of property, plant and equipment of $58.7 million, an increase of $53.1 million from the prior year. Included in the 2007 gains was a $43.8 million pretax gain, net of transaction costs, on the sale of real estate in California. During 2006, we recorded gains on the sale of property, plant and equipment of $5.6 million, a decrease of $2.7 million from the 2005 level. As none of these asset sales met the definition of a “component of an entity” as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (FAS 144), the gains were reported in continuing operations.
Other Operating (Income) Expense, Net
Other operating income, net of other operating expense, decreased $27.3 million from the 2006 level to a net expense of $5.4 million in 2007 In 2006, other operating income, net increased $29.8 million from the 2005 level to $21.9 million. Both of the variances from 2006 resulted primarily from a $24.8 million pretax gain in 2006 from the sale of contractual rights to mine the Bellwood quarry in Atlanta, Georgia with no similar gain in either 2007 or 2005.
Other (Expense) Income, Net
In 2007, other expense was $5.3 million compared to other income of $28.5 million in 2006. Gains attributable to increases in the carrying value of the ECU earn-out amounted to $1.9 million during 2007 compared with $28.7 million in 2006. In 2006, other income, net of other charges, was $28.5 million, $4.1 million higher than the prior year due primarily to the ECU earn-out. The aforementioned $28.7 million ECU earn-out gain in 2006 compared with a $20.4 million gain in 2005.
Interest Income
Interest income was $6.6 million in 2007, an increase of $0.4 million from 2006. Interest income was $6.2 million in 2006 compared with $16.6 million in 2005. The decrease in interest income resulted from lower average cash and cash equivalents and medium-term investment balances in 2006 compared with 2005.
Interest Expense
Interest expense was $48.2 million in 2007 compared with the 2006 amount of $26.3 million. The $21.9 million increase was due primarily to approximately $3.2 billion in borrowings to fund the cash portion of the consideration paid to acquire Florida Rock. Excluding capitalized interest credits, gross interest expense for 2007 was $53.3 million compared with $31.3 million in the prior year. In 2006, interest expense decreased $10.8 million from the $37.1 million reported in 2005 due primarily to the February 2006 retirement of $240.0 million of 6.40% five-year notes issued in 2001, partially offset by increased commercial paper borrowing. Excluding capitalized interest credits, gross interest expense for 2006 was $31.3 million compared with $39.1 million in 2005.

Income Taxes
Our 2007 effective tax rate for continuing operations was 30.6%, down from 31.7% in 2006. This decrease principally reflected a reduction in state income taxes and an increase in the tax benefit from contributions. The 2006 rate for continuing operations was up 3.3 percentage points from the 2005 rate of 28.4%. This increase principally reflected a smaller reduction during 2006 in estimated income tax liabilities for prior years and a nonrecurring favorable settlement of federal refund claims in 2005.
Discontinued Operations
In 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The purchaser also assumed certain liabilities related to the Chemicals business, including the obligation to monitor and remediate all releases of hazardous materials at or from the Wichita, Geismar and Port Edwards plant facilities. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business. Financial results referable to our Chemicals business are reported in discontinued operations for all periods presented.
     The transaction, which was structured as a sale of assets, involved initial cash proceeds, contingent future proceeds under two earn-out provisions and the transfer of certain liabilities. At the closing date, the fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, was expected to exceed the net carrying value of the assets and liabilities sold. However, pursuant to SEAS No. 5, “Accounting for Contingencies,” since the proceeds under the earn-out agreements were contingent in nature, no gain was recognized on the Chemicals sale and the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128.2 million. Furthermore, under SAB Topic 5:Z:5, upward adjustments to the fair value of the ECU earn-out subsequent to closing, which totaled $51.3 million were recorded in continuing operations, and therefore did not contribute to the gain or loss on the sale of the Chemicals business. Ultimately, gain or loss on disposal will be recognized to the extent future cash receipts under the 5CP (hydrochlorocarbon product HCC-240fa) earn-out related to the remaining six-year performance period from January 1, 2007 to December 31, 2012 exceed or fall short of its $20.8 million carrying amount.
     Pretax operating results from discontinued operations were a loss of $19.3 million in 2007 compared with a loss of $16.6 million in 2006. The 2007 and 2006 operating losses reflect charges related to general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals businesses. The 2005 operating earnings results of $83.7 million reflected approximately five months of operations prior to closing the sale and included approximately $18.1 million of pretax exit and disposal costs. For additional information regarding discontinued operations, see Note 2 to the consolidated financial statements.
Accounting Changes
FIN 48 — On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority.
     As a result of the implementation of FIN 48, as of January 1, 2007, we increased the liability for unrecognized tax benefits by $2.4 million, increased deferred tax assets by $1.5 million and reduced retained earnings by $0.9 million. The total liability for unrecognized tax benefits as of January 1, 2007, amounted to $11.8 million.
     See Note 9 to the consolidated financial statements for the FIN 48 required tabular reconciliation of unrecognized tax benefits.
FSP AUG AIR-1 — On January 1, 2007, we adopted FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amended certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as permitted by the Airline Guide, which allowed for the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At the time of the overhaul, the actual cost of the overhaul was charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method, and was effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted this FSP effective January 1, 2007, and have elected to use the deferral method of accounting for planned major maintenance as permitted by the Airline Guide and allowed by FSP AUG AIR-1. Under the deferral method, the actual cost of each overhaul is capitalized when incurred and amortized over the period until the next overhaul. Additionally, the FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. As a result of the retrospective application of this change in accounting principle, we have adjusted our financial statements for all prior periods presented to reflect using the deferral method of accounting for planned major maintenance.

26     Management’s Discussion and Analysis of Financial Condition and Results of Operations

2008 Outlook
While market conditions remain uncertain, we expect another year of record net sales for Vulcan. The broad use of aggregates in construction and the multi-year nature of highway and infrastructure projects should help offset continued weakness in residential construction and some softening in certain categories of private nonresidential construction.
     Leading indicators such as contract awards for highways and non-residential construction in Vulcan-served markets continue to grow and lead other U.S. markets. Some of this increased spending is being offset by higher costs for construction inputs including steel and energy-related costs such as liquid asphalt and diesel fuel. However, we expect aggregates demand in our markets for public infrastructure projects and for nonresidential construction to increase in 2008. Additionally, contract awards for highways were strong in Vulcan-served states in 2007, which should serve as a foundation for another solid year of highway construction in 2008. The greatest uncertainty remains in the residential construction sector, where 2008 likely will be another year of double-digit declines in activity. Collectively, we expect 2008 aggregates shipments for legacy Vulcan operations to be flat to down 2% versus the prior year. Including the Florida Rock operations for a full year should result in an increase in aggregates shipments of 9 to 12%.
     A market environment that recognizes the high cost of replacing reserves has been instrumental for price improvement despite lower volumes. The pricing momentum we achieved in 2005 and 2006 continued in 2007. In 2008, we believe this momentum will continue resulting in price improvement of 8 to 10%.
     Earnings for the Asphalt mix and Concrete segment should be higher in 2008 due to the Florida Rock acquisition. In legacy operations, the average unit price for asphalt and concrete should increase and partially offset cost increases due to lower sales volumes and higher prices for key raw materials, including liquid asphalt, cement and internally-supplied aggregates. Asphalt margins should approximate the prior year while legacy concrete margins should be slightly lower. Total concrete volumes for the combined company in 2008 should be in the range of 7.0 to 7.3 million cubic yards.
     Overall, we expect consolidated earnings from continuing operations to be in the range of $4.75 to $5.15 per diluted share.
     During the first quarter of 2008, we expect to complete the divestiture of nine sites as required by the Department of Justice. We currently expect these divestitures to be a combination of cash sales and asset swaps. Our 2008 earnings outlook includes earnings of $0.47 to $.50 per diluted share referable to these transactions. The expected per share earnings incorporate gains related to the two legacy divestiture properties owned by Vulcan, earnings from the divestiture properties prior to their sale, post divestiture earnings from swap properties received in exchange for some of the divested properties and lower interest expense arising from the use of cash proceeds to reduce debt.
Liquidity and Capital Resources
We believe we have sufficient financial resources, including cash provided by operating activities, unused bank lines of credit and ready access to the capital markets, to fund business requirements in the future, including debt service obligations, cash contractual obligations, capital expenditures, dividend payments, share purchases and potential future acquisitions.
Cash Flows
Net cash provided by operating activities (including discontinued operations) increased $128.8 million to $708.1 million during 2007 as compared with $579.3 million during 2006. Net earnings adjusted for noncash expenses related to depreciation, depletion, accretion and amortization increased $25.8 million when compared with the prior year. Comparative changes in working capital and other assets and liabilities contributed approximately $129.0 million to the increase in net cash provided by operating activities, primarily resulting from decreases in accounts receivable and income tax liabilities. Partially offsetting these favorable changes to operating cash flows was a $28.3 million increase in net gains on sales of property, plant and equipment and contractual rights. While these gains increase net earnings, the associated cash received is appropriately adjusted out of operating activities and presented as a component of investing activities.
     Net cash provided by operating activities (including discontinued operations) totaled $579.3 million in 2006, an increase of $106.2 million or 22% as compared with 2005. The increase primarily resulted from higher net earnings of $81.2 million and a decrease in contributions to pension plans of $27.7 million.

     Net cash used for investing activities totaled $3,654.3 million in 2007 compared with $105.0 million in 2006. The increase is largely attributable to the acquisition of Florida Rock, which required cash payments, net of cash acquired and including Vulcan’s direct transaction costs, of $3,239.0 million. Excluding Florida Rock, cash used to acquire other businesses increased $38.4 million. Cash used to purchase property, plant and equipment increased $48.1 million and proceeds received under the ECU and 5CP earn-out agreements from the sale of our Chemicals business decreased $111.4 million. During 2007, we received the final payment under the ECU earn-out of $22.1 million. During 2006, we received a payment of $127.9 million under the ECU earn-out. These increases to net cash used for investing activities were partially offset by a $56.2 million increase in the combined proceeds from sales of property, plant and equipment and contractual rights, primarily attributable to the sale of real estate in California during 2007.
     Net cash provided by financing activities totaled $2,925.8 million in 2007, as compared with net cash used during 2006 of $694.3 million. Net short-term borrowings increased $1,693.7 million and net proceeds from the issuance of long-term debt totaled $1,223.6 million. These borrowings were primarily used to fund the cash portion of the consideration paid to acquire Florida Rock. Also contributing to the change in cash provided by financing activities was a decrease in payments against short-term debt and current maturities of $270.5 million and a decrease in purchases of common stock of $518.0 million. Partially offsetting these changes were cash payments of $57.3 million to settle forward starting interest rate swaps and $9.2 million for debt issuance costs.
     Our policy is to pay out a reasonable share of net cash provided by operating activities as dividends, consistent on average with the payout record of past years, while maintaining debt ratios within what we believe to be prudent and generally acceptable limits.
Working Capital
Working capital, the excess of current assets over current liabilities, totaled $(1,371.0) million at December 31, 2007, a decrease of $1,614.7 million from the $243.7 million level at December 31, 2006. Short-term borrowings increased $1,892.6 million as a result of cash requirements to fund the acquisition of Florida Rock. These borrowing arrangements are described more fully below. Excluding the effects of the change in short-term borrowings, working capital increased $278.0 million, primarily due to inventory and accounts receivable, offset in part by current trade pay-ables and accrued liabilities, acquired in the Florida Rock transaction. As of December 31, 2007, we have $2,805.0 million in bank lines of credit, of which $1,260.5 million was drawn. Bank lines of credit serve as liquidity support when we issue commercial paper.
     Working capital totaled $243.7 million at December 31, 2006, down $350.1 million from the 2005 level. The 2006 decrease resulted primarily from the use of cash to purchase our common stock and property, plant and equipment. During 2006, combined cash and medium-term investment balances decreased $395.0 million, while cash of $522.8 million was used to purchase our common stock and $435.2 million was used to purchase property, plant and equipment.
Capital Expenditures
Capital expenditures, which exclude business acquisitions, totaled $480.5 million in 2007, up $21.6 million from the 2006 level of $458.9 million. In 2007, we completed an expansion of the production and shipping capacity at our Calica quarry on the Yucatan peninsula of Mexico; rebuilt our Kennesaw plant in Atlanta; installed a multi-million ton production plant in Corona, California; completed an underground mine in the western suburbs of Chicago; as well as other important aggregates-related projects that will improve our abilities to serve our markets. As explained on page 75, we classify our capital expenditures into three categories based on the predominant purpose of the project. In 2007, profit-adding projects accounted for $252.8 million or 53% of the 2007 spending.
     Commitments for capital expenditures were $81.2 million at December31, 2007. We expect to fund these commitments using available cash, internally generated cash flow or additional borrowings.
Acquisitions
In 2007, the total purchase price of acquisitions amounted to $4,737.3 million, up $4,716.8 million from the prior year. In addition to the $4,678.4 million Florida Rock acquisition (the largest in our history), acquisitions completed during 2007 included an aggregates production facility in Illinois and an aggregates production facility in North Carolina. In addition to these cash acquisitions, during 2007, we acquired an aggregates production facility in Alabama in exchange for two aggregates production facilities in Illinois. The Florida Rock acquisition (exclusive of divestitures required pursuant to an agreement with the Department of Justice) consisted of 29 aggregates production facilities, 15 aggregates sales yards, 108 concrete plants, 1 cement plant, 1 calcium products plant and 3 cement grinding facilities located in the southeastern and mid-Atlantic states. Proven and probable reserves (aggregates, calcium products and cement) acquired in the Florida Rock transaction amounted to approximately 1.7 billion tons. The 2006 acquisitions included an aggregates production facility and asphalt mix plant in Indiana, an aggregates production facility in North Carolina and an aggregates production facility in Virginia.

28     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Short-term Borrowings and Investments
Net short-term borrowings and investments at December 31 consisted of the following (in thousands of dollars):

	2007	2006	2005

Short-term investments
Cash equivalents	$32,981	$50,374	$273,315
Medium-term investments	—	—	175,140

Total short-term investments	$32,981	$50,374	$448,455

Short-term borrowings
Bank borrowings	$1,260,500	$2,500	$—
Commercial paper	831,000	196,400	—

Total short-term borrowings	$2,091,500	$198,900	$—

Net short-term (borrowings) investments	$(2,058,519)	$(148,526)	$448,455

     We were a net short-term borrower throughout 2007 and ended the year in a net short-term borrowed position of $2,058.5 million. In 2007, total short-term borrowings reached a peak of $3,314.9 million and amounted to $2,091.5 million at year end. During most of 2006, we were a net short-term borrower and ended the year in a net short-term borrowed position of $148.5 million. In 2006, total short-term borrowings reached a peak of $236.8 million and amounted to $198.9 million at year end. Throughout 2005, we were a net short-term investor and ended the year in a short-term invested position of $448.5 million. After reaching a high of $65.0 million, there were no short-term borrowings at year-end 2005.
     Short-term borrowings outstanding as of December 31, 2007 of $2,091.5 million consisted of $1,260.5 million of bank borrowings having maturities ranging from 2 to 22 days, interest rates ranging from 4.80% to 5.25% and a weighted-average interest rate of 4.88% and $831.0 million of commercial paper having maturities ranging from 2 to 28 days, interest rates ranging from 4.85% to 5.50% and a weighted-average interest rate of 4.92%. We plan to issue $600 million to $800 million of long-term debt in 2008. Until that time, we plan to continue to utilize our bank lines of credit as liquidity back-up for outstanding commercial paper or draw on the bank lines to access LIBOR-based short-term loans to fund our borrowing requirements. Short-term borrowings outstanding as of December 31, 2006 of $198.9 million consisted of $2.5 million of bank borrowings at 5.575%, which matured January 2007 and $196.4 million of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. There were no short-term borrowings outstanding as of December 31, 2005. Periodically, we issue commercial paper for general corporate purposes, including working capital requirements. We plan to continue this practice from time to time as circumstances warrant.
     Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $2,805.0 million were maintained at the end of 2007, of which $1,285.0 million expires November 14, 2008, $20.0 million expires January 30, 2008 (subsequently refinanced) and $1,500.0 million expires November 16, 2012. As of December31, 2007, $1,260.5 million of the lines of credit was drawn. Interest rates are determined at the time of borrowing based on current market conditions. As of December 31, 2007, our commercial paper was rated A-2 and P-2 by Standard & Poor’s and Moody’s Investors Service, Inc. (Moody’s), respectively. Standard & Poor’s has assigned a stable outlook to our commercial paper rating while Moody’s has assigned a negative outlook.
Current Maturities
Current maturities of long-term debt as of December 31 are summarized below (in thousands of dollars):

	2007	2006	2005

6.40% 5-year notes issued 2001*	$—	$—	$239,535
Private placement notes	33,000	—	32,000
Other notes	2,181	630	532

Total	$35,181	$630	$272,067

*	As of December 31, 2005, includes a $465 thousand decrease in valuation for the fair value of short-term interest rate swaps.
     Scheduled debt payments during 2007 were composed of small miscellaneous notes that matured at various dates. Scheduled debt payments during 2006 included $240.0 million (listed in the table above net of the $0.5 million decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32.0 million in December to retire 10-year private placement notes issued in 1996.
     Maturity dates for our $35.2 million of current maturities as of December31, 2007 are as follows: December 2008 — $33.0 million; April 2008 — $1.3 million and various dates for the remaining $0.9 million. We expect to retire this debt using available cash or by issuing commercial paper.
Debt and Capital
During 2007, long-term debt increased by $1,207.8 million to $1,529.8 million, compared with a net reduction of $1.3 million in 2006. The 2007 increase reflected the issuance of long-term debt in the amount of $1,223.6 million (net of discounts) and the assumption of $18.4 million (net of current maturities) of long-term debt, both resulting from the acquisition of Florida Rock. During the three-year period ended December 31, 2007, long-term debt increased cumulatively by $925.3 million from the $604.5 million outstanding at December 31, 2004. At year end, the weighted-average stated interest rates on our long-term debt were 6.67% in 2007; 6.42% in 2006 and 6.43% in 2005.
     During the same three-year period, shareholders’ equity, net of dividends of $444.5 million, increased by $1,738.8 million to $3,759.6 million.

     The calculations of our total debt as a percentage of total capital are summarized below (amounts in thousands, except percentages):

	2007	2006	2005

Debt
Current maturities of long-term debt	$35,181	$630	$272,067
Short-term borrowings	2,091,500	198,900	—
Long-term debt	1,529,828	322,064	323,392

Total debt	$3,656,509	$521,594	$595,459

Capital
Total debt	$3,656,509	$521,594	$595,459
Shareholders’ equity	3,759,600	2,010,899	2,133,649

Total capital	$7,416,109	$2,532,493	$2,729,108

Total debt as a percentage of total capital	49.3%	20.6%	21.8%

     Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization (total debt as a percentage of total capital), as defined in our bank credit facility agreements, must be less than 65%. In the future, our total debt as a percentage of total capital will depend on specific investment and financing decisions. As a result of our financing to fund the November 2007 Florida Rock acquisition, our total debt as a percentage of total capital increased to 49.3% as of December 31, 2007. We intend to maintain an investment grade rating and expect our operating cash flows will enable us to reduce our total debt as a percentage of total capital to a target range of 35% to 40% within three years of the acquisition, in line with our historic capital structure targets. We have made acquisitions from time to time and will continue to pursue attractive investment opportunities. Such acquisitions could be funded by using internally generated cash or issuing debt or equity securities.
     As of December 31, 2007, Standard & Poor’s and Moody’s rated our public long-term debt at the A- and A3 level, respectively. Standard & Poor’s has assigned a stable outlook to our long-term debt rating while Moody’s has assigned a negative outlook.
Contractual Obligations and Credit Facilities
Our obligations to make future payments under contracts as of December 31, 2007 are summarized in the table below (in millions of dollars):

		Payments Due by Year
	Note Reference	Total	2008	2009-2010	2011-2012	Thereafter

Cash Contractual Obligations
Short-term borrowings
Principal payments	Note 6	$2,091.5	$2,091.5	$—	$—	$—
Interest payments		7.3	7.3	—	—	—
Long-term debt
Principal payments	Note 6	1,565.6	35.2	575.8	322.7	631.9
Interest payments	Note 6	938.1	93.6	161.9	118.7	563.9
Operating leases	Note 7	120.7	21.7	39.7	26.2	33.1
Mineral royalties	Note 12	138.9	13.0	21.0	13.3	91.6
Unconditional purchase obligations Capital	Note 12	81.2	81.2	—	—	—
Noncapital[1]	Note 12	87.4	24.2	21.6	18.2	23.4
Benefit plans[2]	Note 10	502.1	36.6	82.0	93.7	289.8

Total cash contractual obligations[3,4]		$5,532.8	$2,404.3	$902.0	$592.8	$1,633.7

1	Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.

2	Payments in “Thereafter” column for benefit plans are for the years 2013-2017.

3	The above table excludes discounted asset retirement obligations in the amount of $131.4 million at December 31, 2007, the majority of which have an estimated settlement date beyond 2012 (see Note 17 to the consolidated financial statements).

4	The above table excludes unrecognized tax benefits in the amount of $11.5 million at December 31, 2007, as we cannot make a reasonably reliable estimate of the amount and period of related future payment of these FIN 48 liabilities (for more details, see the caption Accounting Changes on page 26 and Note 9 to the consolidated financial statements).
     We estimate cash requirements for income taxes in 2008 to be $214 million.
     We have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete in nature, and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. The future payments under these contracts are not included in the table set forth above.

30     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our credit facilities as of December 31, 2007 are summarized in the table below (in millions of dollars):

	Amount and Year of Expiration
	Total Facilities	2008	2009-2010	2011-2012	Thereafter

Credit Facilities
Lines of credit	$2,805.0	$1,305.0	$—	$1,500.0	$—
Standby letters of credit	105.2	105.1	—	0.1	—

Total credit facilities	$2,910.2	$1,410.1	$—	$1,500.1	$—

     Unsecured bank lines of credit totaling $2,805.0 million were maintained at the end of 2007, of which $1,285.0 million expires November 14, 2008, $20.0 million expires January 30, 2008 (subsequently refinanced) and $1,500.0 million expires November 16, 2012. As of December 31, 2007, $1,260.5 million of the lines of credit was drawn.
     We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use our commercial banks to issue standby letters of credit to back our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are canceled. Substantially all our standby letters of credit are renewable annually.
     Our standby letters of credit as of December 31, 2007 are summarized in the table below (in millions of dollars):

Amount

Standby Letters of Credit[1]
Risk management requirement for insurance claims	$39.0
Payment surety required by utilities	0.4
Contractual reclamation/restoration requirements	51.6
Financing requirement for industrial revenue bond	14.2

Total standby letters of credit	$105.2

1	Substantially all of the standby letters of credit have a one-year term and are renewable annually.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have or are reasonably likely to have a current or future material effect on our financial position, results of operations, liquidity, capital expenditures or capital resources.
Common Stock
Our decisions to purchase shares of our common stock are based on valuation and price, our liquidity and debt level, and our actual and projected cash requirements for investment projects and regular dividends. The amount, if any, of future share purchases will be determined by management from time to time based on various factors, including those listed above. Shares purchased have historically been used for general corporate purposes, including distributions under long-term incentive plans.
     The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2007	2006	2005

Shares purchased
Number	44,123	6,757,361	3,588,738
Total cost (millions)	$4.8	$522.8	$228.5
Average cost	$108.78	$77.37	$63.67
Shares in treasury at year end
Number	—	45,098,644	39,378,985
Average cost	$—	$28.78	$19.94

     On November 16, 2007, pursuant to the terms of the agreement to acquire Florida Rock, all treasury stock held immediately prior to the close of the transaction was canceled. Our Board of Directors resolved to carry forward the existing authorization to purchase common stock.
     The number of shares remaining under the current purchase authorization of the Board of Directors was 3,411,416 as of December 31, 2007.

Market Risk
We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce these market risks, we may utilize derivative financial instruments.
     We are exposed to interest rate risk due to our various long-term debt instruments. At times, we use interest rate swap agreements to manage this risk. In December 2007, we issued $325 million of 3-year floating (variable) rate notes that bear interest at 3-month London Interbank Offered Rate (LIBOR) plus 1.25% per annum. Concurrently, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $325 million. Under this agreement, we pay a fixed interest rate of 5.25% and receive 3-month LIBOR plus 1.25% per annum from the counterparty. We have designated this interest rate swap agreement as a cash flow hedge of the interest payments on the $325 million of 3-year floating rate notes. The interest rate swap agreement is scheduled to terminate December 15, 2010, coinciding with the maturity of the $325 million of 3-year floating rate notes. The realized gains and losses upon settlement related to this swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. The estimated fair value of this agreement was $1.1 million unfavorable as of December 31, 2007.
     Additionally, during 2007, we entered into fifteen forward starting interest rate swap agreements for a total notional amount of $1,500 million. The objective of these swap agreements was to hedge against the variability of future interest payments attributable to changes in interest rates on a portion of the then anticipated fixed-rate debt issuance in 2007 to fund the cash portion of the Florida Rock acquisition. We entered into five 5-year swap agreements with a blended swap rate of 5.29% on an aggregate notional amount of $500 million, seven 10-year swap agreements with a blended swap rate of 5.51% on an aggregate notional amount of $750 million and three 30-year swap agreements with a blended swap rate of 5.58% on an aggregate notional amount of $250 million. On December 11, 2007, upon the issuance of the related fixed-rate debt, we terminated and settled for a cash payment of $57.3 million a portion of these forward starting swaps with an aggregate notional amount of $900 million ($300 million 5-year, $350 million 10-year and $250 million 30-year). Pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133), amounts accumulated in other comprehensive loss totaling $54.5 million related to the effective portion of these cash flow hedges will be amortized to interest expense over the term of the related debt. The remaining forward starting swaps were extended to August 29, 2008, and are composed of two 5-year swap agreements with a blended swap rate of 5.71% on an aggregate notional amount of $200 million and four 10-year swap agreements with a blended swap rate of 5.65% on an aggregate notional amount of $400 million. These remaining forward starting swap agreements have been designated as cash flow hedges against the variability of future interest payments attributable to changes in interest rates on anticipated fixed-rate long-term debt to be issued during 2008. At December 31, 2007, we recognized a liability of $41.3 million equal to the fair value of these swaps (included in other noncurrent liabilities), and an accumulated other comprehensive loss of $22.7 million, net of tax of $14.9 million, equal to the effective portion of these swaps.
     We are exposed to market risk for changes in LIBOR as a result of the interest rate swap agreements. A decline in interest rates of 0.75% would result in a charge to other comprehensive loss, net of tax, of approximately $23.8 million. An increase in interest rates of 0.75% would result in a credit to other comprehensive income, net of tax, of approximately $22.3 million.
     We had interest rate swap agreements outstanding as of December 31, 2005. In November 2003, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $50.0 million. Under this agreement, we paid a variable rate (6-month LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty. The 6-month LIBOR approximated 4.70% at December 31, 2005. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240.0 million. The realized gains and losses upon settlement related to the swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. The estimated fair value of this agreement was $0.5 million unfavorable as of December 31, 2005.
     We do not enter into derivative financial instruments for speculative or trading purposes.
     At December 31, 2007, the estimated fair market value of our long-term debt instruments including current maturities was $1,583.3 million as compared with a book value of $1,565.0 million. The effect of a decline in interest rates of 1% would increase the fair market value of our liability by approximately $81.9 million.
     We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this annual report on page 36.
New Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the

32     Management’s Discussion and Analysis of Financial Condition and Results of Operations

lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. With respect to financial assets and liabilities, FAS 157 is effective for fiscal years beginning after November 15, 2007. For nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequent basis, FASB Staff Position No. FAS 157-2 (FSP FAS 157-2) requires companies to adopt the provisions of FAS 157 for fiscal years beginning after November 15, 2008. Early adoption is permitted. We adopted FAS 157 as of January 1, 2008 for financial assets and liabilities, and elected to defer our adoption of FAS 157 for nonfinancial assets and liabilities as permitted by FSP FAS 157-2. There were no material changes in our valuation methodologies, techniques or assumptions for financial assets and liabilities as a result of our adoption of FAS 157 for such items. We do not expect our January 1, 2009 adoption of FAS 157 for nonfinancial assets and liabilities to have a material effect on our results of operations, financial position or liquidity.
     In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (FAS 158). We adopted the recognition provisions of FAS 158 as of December 31, 2006, and as a result, recognized an increase to our noncurrent prepaid pension asset of $8.9 million, an increase to our noncurrent pension and postretirement liabilities of $11.8 million, an increase to deferred tax assets of $1.1 million and a charge to the ending balance of accumulated other comprehensive income of $1.8 million, net of tax. In addition to the recognition provisions, FAS 158 requires an employer to measure the plan assets and benefit obligations as of the date of its year-end balance sheet. This requirement is effective for fiscal years ending after December 15, 2008. We adopted the measurement date provision effective January 1, 2008, and will remeasure plan assets and benefit obligations as of that date, pursuant to the transition requirements of FAS 158. We estimate the transition adjustments will result in a decrease to noncurrent assets of $0.4 million, an increase to noncurrent liabilities of $7.1 million, a decrease to deferred tax liabilities of $2.2 million, a decrease to retained earnings of $2.0 million and a charge to accumulated other comprehensive income, net of tax, of $3.3 million.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” [FAS 141(R)], which requires the acquirer in a business combination to measure all assets acquired and liabilities assumed at their acquisition date fair value. FAS 141(R) applies whenever an acquirer obtains control of one or more businesses. Additionally, the new standard requires that in a business combination:
•	Acquisition related costs, such as legal and due diligence costs, be expensed as incurred.

•	Acquirer shares issued as consideration be recorded at fair value as of the acquisition date.

•	Contingent consideration arrangements be included in the purchase price allocation at their acquisition date fair value.

•	With certain exceptions, pre-acquisition contingencies be recorded at fair value.

•	Negative goodwill be recognized as income rather than as a pro rata reduction of the value allocated to particular assets.

•	Restructuring plans be recorded in purchase accounting only if the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” are met as of the acquisition date.
FAS 141(R) requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008; we expect to adopt FAS 141(R) as of January 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (FAS 160). The standard requires all entities to report noncontrolling interests, sometimes referred to as minority interests, in subsidiaries as equity in the consolidated financial statements. Noncontrolling interest under FAS 160 is defined as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The standard requires that ownership interests in subsidiaries held by parties other than the parent be dearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity. The amount of consolidated net earnings attributable to the parent and to the noncontrolling interest should be presented separately on the face of the consolidated statement of earnings. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be measured at fair value, and a gain or loss recognized accordingly. FAS 160 is effective for fiscal years beginning on or after December 15, 2008; we expect to adopt FAS 160 as of January 1, 2009.
Critical Accounting Policies
We follow certain significant accounting policies when preparing our consolidated financial statements. A summary of these policies is included in Note 1 to the consolidated financial statements on pages 46 through 52. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.
     We believe the following critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements.
ECU Earn-out
In connection with the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, we entered into two separate earn-out agreements that required the purchaser, Basic Chemicals Company, LLC (Basic Chemicals), to make payments subject to certain conditions. Basic Chemicals has completed payments under one earn-out agreement and is required to make additional payments under a separate earn-out agreement subject to certain conditions. The first earn-out agreement (the ECU earn-out) was based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and qualified as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out was payable annually and was capped at $150 million. During 2007, we received the final payment under the ECU earn-out of $22.1 million, bringing cumulative cash receipts to the $150 million cap.
     FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out was adjusted quarterly based on the expected future cash flows. We did not designate the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value were recognized in current earnings. Further, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value were recognized in continuing operations. The carrying amount (fair value) of the ECU earn-out was classified in the accompanying Consolidated Balance Sheets as current (accounts and notes receivable — other) or long-term (other noncurrent assets) based on our expectation of the timing of cash flows. The carrying amount of the ECU earn-out was as follows: December 31, 2007 — $0; December 31, 2006 — $20.2 million (classified entirely as current) and December 31, 2005 — $119.4 million (of which $102.6 million was current).
     The discounted cash flow model utilized to determine the fair value of the ECU earn-out required significant estimates and judgments described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and natural gas were critical variables in the discounted cash flow model. Our estimates of these variables were derived from industry ECU pricing and current natural gas futures contracts. In addition, significant judgment was required in assessing the likelihood of the amounts and timing of each possible outcome. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5 to the consolidated financial statements.
Goodwill and Goodwill Impairment
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142), goodwill is reviewed for impairment annually, as of January 1, or more frequently if certain indicators arise. There were no charges for goodwill impairment in the years ended December 31, 2007, 2006 and 2005. Goodwill is tested for impairment at the reporting unit level using a two-step process. The first step of the impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.
     Prior to the November 16, 2007 acquisition of Florida Rock, we had seven reporting units composed of seven regional divisions. Subsequent to our acquisition of Florida Rock, we redefined our reporting units to be organized into product lines within each of our regional divisions. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the January 1 measurement date. We determine the fair values of the reporting units using a discounted cash flow methodology that requires considerable management judgment and long-term assumptions. Any changes in key assumptions with respect to a reporting unit or its prospects, or any change in market conditions, interest rates or other factors outside of our control, could result in an impairment charge. As a result of the 2007 Florida Rock acquisition, and based on our preliminary purchase price allocation, goodwill represents 42% of total assets as of December 31, 2007 compared with 18% and 17% as of December 31, 2006 and 2005, respectively.
     For additional information regarding goodwill, see Note 19 to the consolidated financial statements.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
Reclamation Costs
Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be

34     Management’s Discussion and Analysis of Financial Condition and Results of Operations

reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.
     In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.
     In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.
     Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.
     For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17 to the consolidated financial statements.
Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158) when accounting for pension and post-retirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The primary assumptions are as follows:
•	Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

•	Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

•	Rate of Compensation Increase — For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.
     The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 (see page 33 for a detailed description) partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106.
     Beginning in 2005, we accelerated the date for actuarial measurement of our pension and other postretirement benefit obligations from December 31 to November 30. In 2008, we will transition to a December 31 actuarial measurement date pursuant to FAS 158.
     During 2007, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits.
     In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2007, the discount rate for our plans increased to 6.45% from 5.70% at November 30, 2006 for purposes of determining our liability under FAS 87 (pensions) and increased to 6.10% from 5.50% at November 30, 2006 for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
     In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2007, the expected return on plan assets remained 8.25%.
     In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2007 the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.

     In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2007, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2008, decreasing each year until reaching 5.25% in 2012 and remaining level thereafter.
     Changes to the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the sensitivities associated with a change in certain assumptions (in millions of dollars):

	(Favorable) Unfavorable
	0.5% Increase		0.5% Decrease
	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	in Benefit Obligation	in Benefit Cost	in Benefit Obligation	in Benefit Cost

Actuarial Assumptions
Discount rate:
Pension	$(38.7)	$(1.7)	$43.0	$2.5
Other postretirement benefits	(4.0)	(0.3)	4.3	0.3
Expected return on plan assets	not applicable	(2.8)	not applicable	2.8
Rate of compensation increase (for salary-related plans)	10.3	1.5	(9.7)	(1.4)
Rate of increase in the per capita cost of covered healthcare benefits	4.7	0.8	(4.2)	(0.7)
     As of the November 30, 2007 measurement date, the pension plans’ fair value of assets increased from $611.2 million to $679.7 million due primarily to investment returns and the addition of $25.8 million in assets from a pension plan assumed in the Florida Rock acquisition. Earnings on assets above or below the expected return are reflected in the calculation of pension expense through the calculation of the “market-related value,” which recognizes changes in fair value averaged on a systematic basis over five years.
     We recognized approximately $0.1 million in net periodic pension and postretirement benefit cost related to plans assumed in the Florida Rock acquisition and for employees who became eligible to participate in our postretirement benefit plans upon the acquisition date.
     As a result of the June 2005 sale of our Chemicals business, as described in Note 2 to the consolidated financial statements, during 2006, we recognized a settlement charge of $0.8 million representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. Additionally, during 2005 we recognized an acceleration of a portion of the current unrecognized prior service cost of $1.5 million (curtailment loss) for the pension plans and a benefit of $0.2 million (curtailment gain) for the postretirement medical and life insurance plans in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (FAS 88). In addition, we granted special termination benefits in relation to the divestiture, including immediate vesting of pension benefits and an extension of eligibility for enhanced early retirement pension benefits and postretirement medical benefits. These benefits have been treated as special termination benefits under FAS 88 and resulted in one-time, noncash charges during 2005 of $5.6 million for the pension plans and $0.8 million for the postretirement medical plans. For 2005, the divestiture reduced our pension and other postretirement benefits expense by approximately $2.1 million and $1.6 million, respectively. As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively.
     During 2008, we expect to recognize net periodic pension expense of approximately $12.7 million and net periodic postretirement expense of approximately $11.4 million compared with $11.4 million and $10.0 million, respectively, in 2007. This expectation is based on changes to our actuarial assumptions for discount rate, expected return on plan assets and rate of compensation increase, as well as other actuarial gains and losses. In addition, approximately $2.7 million of the expected net periodic pension expense for 2008 is a result of the Florida Rock acquisition. Normal cash payments made for pension benefits in 2008 under the unfunded plans are estimated at $3.0 million. We expect to make approximately $0.4 million in required contributions to the funded pension plans during 2008, all of which relates to the pension plan assumed in the Florida Rock acquisition.
     The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among other provisions. Funding requirements under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008. The potential impact on the funding requirements of the pension plan assumed in the Florida Rock acquisition is currently under review.
     For additional information regarding pension and other postretirement benefits, see Note 10 to the consolidated financial statements.

36     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Environmental Compliance
We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2007 the spread between the amount accrued and the maximum loss in the range was $2.8 million. Accrual amounts may be based on engineering cost estimations or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.
Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2.0 million per occurrence, and automotive and general/product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.
     Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs, due to their unique nature, are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. For matters not included in our actuarial studies, legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $62.5 million, $45.2 million and $42.5 million as of December 31, 2007, 2006 and 2005, respectively. Approximately $19.0 million of the increase from 2006 to 2007 relates to liabilities acquired in the Florida Rock acquisition. Accrued liabilities for self-insurance reserves as of December 31, 2007 were discounted at 3.507%. As of December 31, 2007, the undiscounted amount was $68.8 million as compared with the discounted liability of $62.5 million. Expected payments (undiscounted) for the next five years are projected as follows: 2008, $22.5 million; 2009, $13.6 million; 2010, $9.4 million; 2011, $6.7 million; and 2012, $3.9 million.
     Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.
Income Taxes
Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.
     In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.
     Accounting Principles Board (APB) Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.
     We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48) effective January 1, 2007 (see Note 18 to the consolidated financial statements). In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.
     A number of years may elapse before a particular matter for which we have recorded a liability related to an unrecognized tax benefit is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized tax benefits is adequate. Favorable resolution of an unrecognized tax benefit could be recognized as a reduction in our tax provision and effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized tax benefit could increase the tax provision and effective tax rate and may require the use of cash in the period of resolution. Our liability for unrecognized tax benefits is generally presented as non-current. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current.
     We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.
     Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9 to the consolidated financial statements. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.
     The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally, this deduction, subject to certain limitations, was set at 3% for 2005 and 2006, 6% in 2007 and will remain at 6% through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this deduction on the 2007, 2006 and 2005 effective tax rates is presented in Note 9 to the consolidated financial statements.
     For additional information regarding income taxes and our adoption of FIN 48, see Notes 9 and 18 to the consolidated financial statements.
Special Note Regarding Forward-looking Information
Our disclosures and analyses in this report contain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. Whenever possible, we have identified these forward-looking statements by words such as “anticipate,” “may,” “believe,” “estimate,” “project,” “expect,” “intend” and words of similar import. Forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those projected. These assumptions, risks and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received under the 5CP earn-out contained in the agreement for the divestiture of our Chemicals business; our ability to manage and successfully integrate acquisitions; risks and uncertainties related to our recent acquisition of Florida Rock, including our ability to successfully integrate the operations of Florida Rock and to achieve the anticipated cost savings and operational synergies; and other assumptions, risks and uncertainties set forth in our Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the Securities and Exchange Commission or in any of our press releases.

38     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Report on Internal Control
Over Financial Reporting
Vulcan Materials Company and Subsidiary Companies
The Shareholders of Vulcan Materials Company:
Vulcan Materials Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
     Under management’s supervision, an evaluation of the design and effectiveness of Vulcan Materials Company’s internal control over financial reporting was conducted based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Vulcan Materials Company’s internal control over financial reporting was effective as of December 31, 2007. Management excluded from the scope of its assessment the operations and related assets of Florida Rock Industries, Inc. (Florida Rock), which was acquired on November 16, 2007, that were subject to Florida Rock’s internal control over financial reporting. At December 31, 2007 and for the period from November 16, 2007 through December 31, 2007, total assets and total revenues subject to Florida Rock Industries, Inc.’s internal control over financial reporting represented 18% and 2%, respectively, of Vulcan Materials Company’s consolidated total assets and total revenues as of and for the year ended December 31, 2007.
     Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of Vulcan Materials Company’s consolidated financial statements, has issued an attestation report on the effectiveness of Vulcan Materials Company’s internal control over financial reporting as of December 31, 2007. Deloitte & Touche LLP’s report, which expresses an unqualified opinion on the effectiveness of Vulcan Materials Company’s internal control over financial reporting, is included herein.

/s/ Donald M. James Donald M. James	/s/ Daniel F. Sansone Daniel F. Sansone
Chairman and	Senior Vice President,
Chief Executive Officer	Chief Financial Officer
February 29, 2008

Report of Independent Registered Public Accounting Firm –
Internal Control Over Financial Reporting
Vulcan Materials Company and Subsidiary Companies
The Board of Directors and Shareholders of
Vulcan Materials Company:
We have audited the internal control over financial reporting of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Florida Rock Industries, Inc. (Florida Rock), which was acquired by the Company on November 16, 2007. Financial statement items subject to Florida Rock’s internal control over financial reporting constitute 18% of total assets, 28% of net assets, 2% of total revenues and 0% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting for the Florida Rock financial statement items. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and includes an emphasis of matter paragraph referring to the Company’s acquisition of 100% of the outstanding common stock of Florida Rock Industries, Inc.
/s/ Deliotte & Touche LLP
Birmingham, Alabama
February 29, 2008

Report of Independent Registered Public Accounting Firm –
Consolidated Financial Statements
Vulcan Materials Company and Subsidiary Companies
The Board of Directors and Shareholders of
Vulcan Materials Company:
We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the “Company”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 20 to the consolidated financial statements, on November 16, 2007, the Company acquired 100% of the outstanding common stock of Florida Rock Industries, Inc.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Birmingham, Alabama
February 29, 2008

Consolidated Statements of Earnings
Vulcan Materials Company and Subsidiary Companies

Amounts and shares in thousands, except per share data
For the years ended December 31	2007	2006	2005

Net sales	$3,090,133	$3,041,093	$2,614,965
Delivery revenues	237,654	301,382	280,362

Total revenues	3,327,787	3,342,475	2,895,327

Cost of goods sold	2,139,230	2,109,189	1,906,151
Delivery costs	237,654	301,382	280,362

Cost of revenues	2,376,884	2,410,571	2,186,513

Gross profit	950,903	931,904	708,814
Selling, administrative and general expenses	289,604	264,276	232,411
Gain on sale of property, plant and equipment, net	58,659	5,557	8,295
Other operating expense (income), net	5,390	(21,904)	7,862
Minority interest in earnings of a consolidated subsidiary	151	—	—

Operating earnings	714,417	695,089	476,836
Other (expense) income, net	(5,322)	28,541	24,378
Interest income	6,625	6,171	16,627
Interest expense	48,218	26,310	37,146

Earnings from continuing operations before income taxes	667,502	703,491	480,695
Provision for income taxes
Current	199,931	221,094	132,250
Deferred	4,485	2,219	4,317

Total provision for income taxes	204,416	223,313	136,567

Earnings from continuing operations	463,086	480,178	344,128
Discontinued operations (Note 2)
Earnings (loss) from results of discontinued operations	(19,327)	(16,624)	83,683
Minority interest in earnings of a consolidated subsidiary	—	—	(11,232)
Income tax benefit (provision)	7,151	6,660	(27,529)

Earnings (loss) on discontinued operations, net of income taxes	(12,176)	(9,964)	44,922

Net earnings	$450,910	$470,214	$389,050

Basic earnings (loss) per share
Earnings from continuing operations	$4.77	$4.92	$3.37
Discontinued operations	$(0.12)	$(0.10)	$0.44
Net earnings per share	$4.65	$4.82	$3.81
Diluted earnings (loss) per share
Earnings from continuing operations	$4.66	$4.81	$3.31
Discontinued operations	$(0.12)	$(0.10)	$0.43
Net earnings per share	$4.54	$4.71	$3.74

Dividends declared per share	$1.84	$1.48	$1.16
Weighted-average common shares outstanding	97,036	97,577	102,179
Weighted-average common shares outstanding, assuming dilution	99,403	99,777	104,085

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets
Vulcan Materials Company and Subsidiary Companies

Amounts and shares in thousands, except per share data
As of December 31	2007	2006	2005

Assets
Current assets
Cash and cash equivalents	$34,888	$55,230	$275,138
Medium-term investments	—	—	175,140
Accounts and notes receivable:
Customers, less allowance for doubtful accounts:
2007 — $6,105; 2006 — $3,355; 2005 — $4,277	383,029	344,114	329,299
Other	38,832	47,346	147,071
Inventories	356,318	243,537	197,752
Deferred income taxes	44,210	25,579	23,046
Prepaid expenses	40,177	15,388	17,138
Assets held for sale	259,775	—	—

Total current assets	1,157,229	731,194	1,164,584
Investments and long-term receivables	25,445	6,664	6,942
Property, plant and equipment, net	3,620,094	1,869,114	1,603,967
Goodwill	3,789,091	620,189	617,083
Other assets	344,511	200,673	197,847

Total assets	$8,936,370	$3,427,834	$3,590,423

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities of long-term debt	$35,181	$630	$272,067
Short-term borrowings	2,091,500	198,900	—
Trade payables and accruals	219,548	154,215	142,221
Accrued salaries, wages and management incentives	92,134	74,084	68,544
Accrued interest	16,057	4,671	10,691
Current portion of income taxes	1,397	11,980	37,870
Other accrued liabilities	66,061	43,028	39,356
Liabilities of assets held for sale	6,309	—	—

Total current liabilities	2,528,187	487,508	570,749
Long-term debt	1,529,828	322,064	323,392
Deferred income taxes	671,518	287,905	277,761
Deferred management incentive and other compensation	90,531	69,966	61,779
Other postretirement benefits	99,188	85,308	69,537
Asset retirement obligations	131,383	114,829	105,774
Noncurrent self-insurance reserve	41,461	33,519	31,616
Other noncurrent liabilities	84,264	15,836	16,166
Minority interest	410	—	—

Total liabilities	5,176,770	1,416,935	1,456,774

Other commitments and contingencies (Note 12)
Shareholders’ equity
Common stock, $1 par value — 108,234 shares issued as of 2007 and 139,705 shares issued as of 2006 and 2005	108,234	139,705	139,705
Capital in excess of par value	1,607,865	191,695	136,675
Retained earnings	2,083,718	2,982,526	2,644,535
Accumulated other comprehensive loss	(40,217)	(4,953)	(2,213)
Treasury stock at cost	—	(1,298,074)	(785,053)

Total shareholders’ equity	3,759,600	2,010,899	2,133,649

Total liabilities and shareholders’ equity	$8,936,370	$3,427,834	$3,590,423

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Vulcan Materials Company and Subsidiary Companies

Amounts in thousands
For the years ended December 31	2007	2006	2005

Operating Activities
Net earnings	$450,910	$470,214	$389,050
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation, depletion, accretion and amortization	271,475	226,370	222,868
Net gain on sale of property, plant and equipment	(58,659)	(5,557)	(9,414)
Net gain on sale of contractual rights	—	(24,841)	—
Contributions to pension plans	(1,808)	(1,433)	(29,100)
Share-based compensation	16,942	14,352	17,170
(Increase) decrease in assets before initial effects of business acquisitions and dispositions
Accounts and notes receivable	44,779	(56,599)	(64,782)
Inventories	(29,508)	(28,552)	(6,210)
Deferred income taxes	(18,631)	(2,534)	11,296
Prepaid expenses	27,191	1,801	(1,291)
Customer long-term receivables	(134)	—	—
Other assets	(20,862)	9,895	(55,055)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions
Accrued interest and income taxes	18,727	(35,806)	(3,008)
Trade payables and other accruals	(22,541)	2,968	40,224
Deferred income taxes	10,142	11,848	(73,467)
Other noncurrent liabilities	(1,307)	(1,602)	41,066
Other, net	21,428	(1,175)	(6,163)

Net cash provided by operating activities	708,144	579,349	473,184

Investing Activities
Purchases of property, plant and equipment	(483,322)	(435,207)	(215,646)
Proceeds from sale of property, plant and equipment	88,939	7,918	10,629
Proceeds from sale of contractual rights, net of cash transaction fees	—	24,849	—
Proceeds from sale of Chemicals business, net of cash transaction fees	30,560	141,916	209,254
Payment for minority partner’s interest in consolidated Chemicals joint venture	—	—	(65,172)
Payment for businesses acquired, net of acquired cash	(3,297,898)	(20,531)	(93,965)
Purchases of medium-term investments	—	—	(313,490)
Proceeds from sales and maturities of medium-term investments	—	175,140	317,560
Decrease in investments and long-term receivables	5,026	304	596
Other, net	2,396	604	1,062

Net cash used for investing activities	(3,654,299)	(105,007)	(149,172)

Financing Activities
Net short-term borrowings	1,892,600	198,900	—
Payment of short-term debt and current maturities	(2,042)	(272,532)	(3,350)
Payment of long-term debt	(33)	—	(8,253)
Proceeds from issuance of long-term debt, net of discounts	1,223,579	—	—
Debt issuance costs	(9,173)	—	—
Settlements of forward starting interest rate swap agreements	(57,303)	—	—
Purchases of common stock	(4,800)	(522,801)	(228,479)
Dividends paid	(181,315)	(144,082)	(118,229)
Proceeds from exercise of stock options	35,074	28,889	37,940
Excess tax benefits from share-based compensation	29,220	17,376	—
Other, net	6	—	47

Net cash provided by (used for) financing activities	2,925,813	(694,250)	(320,324)

Net (decrease) increase in cash and cash equivalents	(20,342)	(219,908)	3,688
Cash and cash equivalents at beginning of year	55,230	275,138	271,450

Cash and cash equivalents at end of year	$34,888	$55,230	$275,138

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity
Vulcan Materials Company and Subsidiary Companies

					Accumulated
			Capital in		Other
Amounts and shares in thousands,	Common Stock[1]		Excess of	Retained	Comprehensive	Treasury Stock
except per share data	Shares	Amount	Par Value	Earnings	Income (Loss)	Shares	Amount	Total

Balances at December 31, 2004	139,705	$139,705	$76,222	$2,373,730	$(1,309)	(37,046)	$(567,558)	$2,020,790

Net earnings	—	—	—	389,050	—	—	—	389,050
Minimum pension liability adjustment	—	—	—	—	(966)	—	—	(966)
Issuances of stock under share-based compensation plans	—	—	27,996	—	—	1,256	10,984	38,980
Share-based compensation expense	—	—	17,170	—	—	—	—	17,170
Excess tax benefits from share-based compensation	—	—	15,287	—	—	—	—	15,287
Purchases of common stock	—	—	—	—	—	(3,589)	(228,479)	(228,479)
Cash dividends on common stock	—	—	—	(118,229)	—	—	—	(118,229)
Fair value adjustment to cash flow hedges, net of reclassification adjustment	—	—	—	—	62	—	—	62
Other	—	—	—	(16)	—	—	—	(16)

Balances at December 31, 2005	139,705	$139,705	$136,675	$2,644,535	$(2,213)	(39,379)	$(785,053)	$2,133,649

Cumulative effect of accounting change (Note 18)	—	—	—	12,236	—	—	—	12,236

Balance at December 31, 2005 adjusted for accounting change	139,705	$139,705	$136,675	$2,656,771	$(2,213)	(39,379)	$(785,053)	$2,145,885

Net earnings	—	—	—	470,214	—	—	—	470,214
Minimum pension liability adjustment	—	—	—	—	(1,027)	—	—	(1,027)
Issuances of stock under share-based compensation plans	—	—	22,915	—	—	1,037	9,780	32,695
Share-based compensation expense	—	—	14,352	—	—	—	—	14,352
Excess tax benefits from share-based compensation	—	—	17,376	—	—	—	—	17,376
Accrued dividends on share-based compensation awards	—	—	377	(377)	—	—	—	—
Purchases of common stock	—	—	—	—	—	(6,757)	(522,801)	(522,801)
Cash dividends on common stock	—	—	—	(144,082)	—	—	—	(144,082)
Fair value adjustment to cash flow hedges, net of reclassification adjustment	—	—	—	—	75	—	—	75

Balance as of December 31, 2006 before adjustment for initial effects of FAS 158	139,705	139,705	191,695	2,982,526	(3,165)	(45,099)	(1,298,074)	2,012,687
Adjustment for initial effects of FAS 158 (Note 1)	—	—	—	—	(1,788)	—	—	(1,788)

Balances at December 31, 2006	139,705	$139,705	$191,695	$2,982,526	$(4,953)	(45,099)	$(1,298,074)	$2,010,899

Net earnings	—	—	—	450,910	—	—	—	450,910
Issuances of stock under share-based compensation plans	26	26	26,566	—	—	1,042	10,858	37,450
Share-based compensation expense	—	—	16,942	—	—	—	—	16,942
Excess tax benefits from share-based compensation	—	—	29,220	—	—	—	—	29,220
Accrued dividends on share-based compensation awards	—	—	497	(497)	—	—	—	—
Purchases of common stock	—	—	—	—	—	(44)	(4,800)	(4,800)
Cash dividends on common stock	—	—	—	(181,315)				(181,315)
Fair value adjustment to cash flow hedges, net of reclassification adjustment	—	—	—	—	(55,922)	—	—	(55,922)
Adjustment for funded status of pension and postretirement benefit plans, net of reclassification adjustment	—	—	—	—	20,658	—	—	20,658
Common stock issued for acquisition	12,604	12,604	1,423,883	—	—	—	—	1,436,487
Cumulative effect of accounting change (Note 18)	—	—	—	(940)	—	—	—	(940)
Other	—	—	—	11	—	—	—	11
Cancellation of treasury stock	(44,101)	(44,101)	(80,938)	(1,166,977)	—	44,101	1,292,016	—

Balances at December 31, 2007	108,234	$108,234	$1,607,865	$2,083,718	$(40,217)	—	—	$3,759,600

1 Common stock, $1 par value, 480 million shares authorized in 2007, 2006 and 2005

For the years ended December 31	2007	2006	2005

Comprehensive income:
Net earnings	$450,910	$470,214	$389,050
Other comprehensive income (loss)	(35,264)	(952)	(904)

Total comprehensive income	$415,646	$469,262	$388,146

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Vulcan Materials Company and Subsidiary Companies
Note 1 Summary of Significant Accounting Policies
Nature of Operations
Vulcan Materials Company (the “Company,” “Vulcan,” “we,” “our”), a New Jersey corporation, is the nation’s largest producer of construction aggregates, primarily crushed stone, sand and gravel; a major producer of asphalt mix and concrete and a leading producer of cement in Florida.
     On November 16, 2007, we acquired 100% of the outstanding common stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the southeastern and mid-Atlantic states, in exchange for cash and stock. The acquisition further diversifies the geographic scope of our operations.
     Due to the 2005 sale of our Chemicals business as presented in Note 2, the operating results of the Chemicals business have been presented as discontinued operations in the accompanying Consolidated Statements of Earnings.
     See Note 15 for additional disclosure regarding nature of operations.
Principles of Consolidation
The consolidated financial statements include the accounts of Vulcan Materials Company and all our majority or wholly owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated in consolidation.
Cash Equivalents
We classify as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. The carrying amount of these securities approximates fair value due to their short-term maturities.
Medium-term Investments
Our medium-term investments consisted of highly liquid securities with a contractual maturity in excess of three months at the time of purchase. We classify our medium-term investments as either available-for-sale or held-to-maturity. Investments classified as available-for-sale consisted of variable rate demand obligations and are reported at fair value, which is equal to cost. Investments classified as held-to-maturity consisted of fixed rate debt securities and are reported at cost. The reported values of these investments by major security type as of December 31 are summarized below (in thousands of dollars):

	2007	2006	2005

Bonds, notes and other securities
Variable rate demand obligations	$—	$—	$165,140
Other debt securities	—	—	10,000

Total	$—	$—	$175,140

     While the contractual maturities for the variable rate demand obligations noted above are generally long term (longer than one year), these securities have certain economic characteristics of current (less than one year) investments because of their rate-setting mechanisms. Therefore, all our medium-term investments as of December 31, 2005, were classified as current assets based on our investing practices and intent.
     Proceeds, gross realized gains and gross realized losses from sales and maturities of medium-term investments for the years ended December 31 are summarized below (in thousands of dollars):

	2007	2006	2005

Proceeds	$—	$175,140	$317,560
Gross realized gains	insignificant	insignificant	insignificant
Gross realized losses	insignificant	insignificant	insignificant

     There were no transfers from either the available-for-sale or held-to-maturity categories to the trading category during the three years ended December 31, 2007. There were no gross unrealized holding gains or losses related to medium-term investments classified as available-for-sale or held-to-maturity as of December 31, 2007, 2006 and 2005.
Accounts and Notes Receivable
Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits or rents receivable. Additionally, as of December 31, 2007, 2006 and 2005, other accounts and notes receivable include the current portion of the contingent earn-out agreements referable to the Chemicals business sale as described in Note 2. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded.
Inventories
Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include fuel, parts and supplies, raw materials, direct labor and production overhead. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation. Substantially all operating supplies inventory is carried at average cost.
Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation, depletion and amortization. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.
Repair and Maintenance
Repair and maintenance costs generally are charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant and equipment are capitalized and subsequently depreciated. Actual costs for planned major maintenance
46     Notes to Consolidated Financial Statements

activities, primarily related to periodic overhauls on our oceangoing vessels, are capitalized and amortized to the next overhaul.
Depreciation, Depletion, Accretion and Amortization
Depreciation is computed by the straight-line method at rates based on the estimated service lives of the various classes of assets, which include machinery and equipment (3 to 30 years), buildings (10 to 20 years) and land improvements (7 to 20 years).
     Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.
     Accretion reflects the period-to-period increase in the carrying amount of the liability for asset retirement obligations. It is computed using the same credit-adjusted, risk-free rate used to initially measure the liability at fair value.
     Leaseholds are amortized over varying periods not in excess of applicable lease terms or estimated useful life.
     Amortization of intangible assets subject to amortization is computed based on the estimated life of the intangible assets.
     As described in Note 20, we suspended depreciation and amortization expense upon our November 16, 2007 Florida Rock acquisition for sites that are required to be divested and are classified as held for sale in the accompanying Consolidated Balance Sheets as of December 31, 2007. For assets held for sale related to our Chemicals business depreciation, depletion and amortization expense ceased October 2004, coinciding with our classification of the Chemicals business as discontinued operations. Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below (in thousands of dollars):

	2007	2006	2005

Depreciation
Continuing operations	$253,764	$209,195	$207,107
Discontinued operations	—	19	21

Total	$253,764	$209,214	$207,128

Depletion
Continuing operations	$6,042	$6,768	$6,823
Discontinued operations	—	—	—

Total	$6,042	$6,768	$6,823

Accretion
Continuing operations	$5,866	$5,499	$4,826
Discontinued operations	—	—	447

Total	$5,866	$5,499	$5,273

Amortization of Leaseholds and Capitalized Leases
Continuing operations	$185	$155	$297
Discontinued operations	—	—	—

Total	$185	$155	$297

Amortization of Intangibles
Continuing operations	$5,618	$4,734	$3,347
Discontinued operations	—	—	—

Total	$5,618	$4,734	$3,347

Total Depreciation, Depletion, Accretion and Amortization
Continuing operations	$271,475	$226,351	$222,400
Discontinued operations	—	19	468

Total	$271,475	$226,370	$222,868

Fair Value of Financial Instruments
The carrying values of our cash equivalents, medium-term investments, accounts and notes receivable, trade payables, accrued expenses and short-term borrowings approximate their fair values because of the short-term nature of these instruments. Additional fair value disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.
Derivative Instruments Excluding ECU Earn-out
We periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on commodity energy sources consistent with our risk management policies. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative instruments are presented in Note 5.
ECU Earn-out
In connection with the June 2005 sale of our Chemicals business, as described in Note 2, we entered into two separate earn-out agreements with the purchaser, Basic Chemicals Company, LLC (Basic Chemicals). Basic Chemicals has completed payments under one earn-out agreement and is required to make additional payments under a separate earn-out agreement subject to certain conditions. The first earn-out agreement (the ECU earn-out) was based on ECU (electrochemical unit) and natural gas prices during the five-year period beginning July 1, 2005, and qualified as a derivative financial instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133). The ECU earn-out was payable annually and was capped at $150,000,000. During 2007, we received the final payment under the ECU earn-out of $22,142,000, bringing cumulative cash receipts to the $150,000,000 cap.
     FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. The fair value of the ECU earn-out was adjusted quarterly based on the expected future cash flows. We did not designate the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value were recognized in current earnings. Further, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin Topic 5:Z:5, “Classification and Disclosure of Contingencies Relating to Discontinued Operations” (SAB Topic 5:Z:5), changes in fair value were recognized in continuing operations. The carrying amount (fair value) of the ECU earn-out was classified in the accompanying Consolidated Balance Sheets as current (accounts and notes receivable — other) or long-term (other noncurrent assets) based on our expectation of the timing of cash flows. The carrying amount of the ECU earn-out was as follows: December 31, 2007 — $0; December 31, 2006 — $20,213,000 (classified entirely as current) and December 31, 2005 — $119,350,000 (of which $102,641,000 was current).
     The discounted cash flow model utilized to determine the fair value of the ECU earn-out required significant estimates and judgments described hereafter. An ECU is defined as the price of one short ton of chlorine plus the price of 1.1 short tons of caustic soda. The expected future prices for an ECU and natural gas were critical variables in the discounted cash flow model. Our estimates of these variables were derived from industry ECU pricing and current natural gas futures contracts. In addition, significant judgment was required in assessing the likelihood of the amounts and timing of each possible outcome. Additional disclosures regarding the ECU earn-out are presented in Notes 2 and 5.

Goodwill and Goodwill Impairment
Goodwill represents the excess of the cost of net assets acquired in business combinations over their fair value. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142), goodwill is reviewed for impairment annually, as of January 1, or more frequently if certain indicators arise. There were no charges for goodwill impairment in the years ended December 31, 2007, 2006 and 2005. Goodwill is tested for impairment at the reporting unit level using a two-step process. The first step of the impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.
     Prior to the November 16, 2007 acquisition of Florida Rock, we had seven reporting units composed of seven regional divisions. Subsequent to our acquisition of Florida Rock, we redefined our reporting units to be organized into product lines. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the January 1 measurement date. We determine the fair values of the reporting units using a discounted cash flow methodology that requires considerable management judgment and long-term assumptions. Any changes in key assumptions with respect to a reporting unit or its prospects, or any change in market conditions, interest rates or other factors outside of our control, could result in an impairment charge. As a result of the 2007 Florida Rock acquisition, and based on our preliminary purchase price allocation, goodwill represents 42% of total assets as of December 31, 2007 compared with 18% and 17% as of December 31, 2006 and 2005, respectively.
     For additional information regarding goodwill, see Note 19.
Impairment of Long-lived Assets Excluding Goodwill
We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, a loss is recognized equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.
Revenue Recognition
Revenue is recognized at the time the sale price is fixed, the product’s title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts and taxes, and third-party delivery revenues billed to customers.
Stripping Costs
As a result of our January 1, 2006 adoption of Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), we changed our accounting policy for stripping costs.
     In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of extracted minerals under a full absorption costing system, inventoried, and recognized in cost of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs is appropriate only to the extent inventory exists at the end of a reporting period.
     Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. For additional information regarding the adoption of EITF 04-6, see Note 18.
Other Costs
Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration and research and development. Research and development costs for continuing operations totaled $1,617,000 in 2007, $1,704,000 in 2006 and $1,554,000 in 2005.
Share-based Compensation
Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and non-employee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.
     Prior to January 1, 2006, we accounted for our share-based compensation awards under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and related interpretations. Additionally, we complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (FAS 148). Under the provisions of these pronouncements, compensation expense for our share-based compensation awards was determined as follows. Compensation expense for deferred stock unit awards was based on the market value of our underlying common stock on the date of grant and was recognized in net earnings ratably over the 10-year maximum vesting life. Compensation expense for performance share awards was recognized over the 3-year term of the award and was adjusted each period based on internal financial performance measures, changes in the market value of our common stock, and total shareholder return versus a preselected comparison group. Generally, no compensation expense was recognized in net earnings for our stock option awards, as all options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. Expense recognized for stock options in periods prior to our adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” [FAS 123(R)], resulted from the accounting treatment required under the provisions of APB 25 for modifications to awards. These modifications were primarily made in connection with the severance of certain Chemicals employees.
     On January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R) using the modified-prospective transition method. Under
48     Notes to Consolidated Financial Statements

this transition method, compensation cost is recognized beginning with the effective date: (a) based on the requirements of FAS 123(R) for all share-based awards granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date. Accordingly, we did not restate our results for prior periods. The most notable change with the adoption is that compensation expense associated with stock options is now recognized in our Consolidated Statements of Earnings, rather than being disclosed in a pro forma footnote to our consolidated financial statements. Additionally, prior to adoption, for pro forma and actual reporting, we recognized compensation cost for all share-based compensation awards over the nominal (stated) vesting period. We will continue to follow this nominal vesting period approach for awards granted prior to our January 1, 2006 adoption of FAS 123(R). For awards granted subsequent to our adoption of FAS 123(R), compensation cost will be recognized over the shorter of:
•	the nominal vesting period or

•	the period until the employee’s award becomes nonforfeitable upon reaching eligible retirement age under the terms of the award.
     As a result of adopting FAS 123(R), for the year ended December 31, 2006, we recognized a pretax charge related to stock options of approximately $9.3 million, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.7 million, or $0.06 per both basic and diluted share. For the year ended December 31, 2007, we recognized a pretax charge related to stock options of approximately $9.2 million, resulting in a decrease to earnings from continuing operations and net earnings of approximately $5.5 million, or $0.06 per both basic and diluted share.
     We receive an income tax deduction for share-based compensation equal to the excess of the market value of our common stock on the date of exercise or issuance over the exercise price. Prior to the adoption of FAS 123(R), we presented the tax benefits from the exercise of stock options or issuance of shares under long-term incentive plans as a component of operating cash flows. FAS 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. The $29,220,000 and $17,376,000 in excess tax benefits classified as financing cash inflows for the years ended December 31, 2007 and 2006, respectively, in the accompanying Consolidated Statements of Cash Flow relate to the exercise of stock options and issuance of shares under long-term incentive plans and would have been classified as operating cash inflows if we had not adopted FAS 123(R).
     A summary of unrecognized compensation expense as of December 31, 2007 related to share-based awards granted under our long-term incentive plans is presented below (in thousands of dollars):

	Unrecognized	Expected
	Compensation	Weighted-average
	Expense	Recognition (Years)

Deferred stock units	$4,633	2.3
Performance shares	6,719	1.0
Stock options	14,680	1.0

Total/weighted-average	$26,032	1.2

     During the year ended December 31, 2007, we recognized pretax compensation expense related to our share-based compensation awards, including awards classified as liabilities, of $18,261,000 and related income tax benefits of $7,319,000. During the year ended December 31, 2006, we recognized pretax compensation expense related to our share-based compensation awards, including awards classified as liabilities, of $22,670,000 and related income tax benefits of $8,901,000. If share-based compensation expense for the year ended December 31, 2005 had been determined and recorded based on the fair value method prescribed by FAS 123, which was superseded by FAS 123(R), our net earnings and net earnings per share would have been as follows (amounts in thousands, except per share data):

2005

Net earnings, as reported	$389,050
Add: Total share-based employee compensation expense included in reported net earnings under intrinsic-value-based methods for all awards, net of related tax effects[1]	19,285
Deduct: Total share-based employee compensation expense determined under fair-value-based methods for all awards (including $9,082 related to the December 2005 option grant), net of related tax effects[2]	(25,349)

Pro forma net earnings	$382,986

Earnings per share:
Basic — as reported	$3.81
Basic- pro forma	$3.75
Diluted — as reported	$3.74
Diluted- pro forma	$3.68

1	Reflects compensation expense related to deferred stock units, stock option modifications primarily for terminated Chemicals employees and performance share awards.

2	Reflects compensation expense related to deferred stock units, stock options and perfor mance share awards.
     Since 1996, we have customarily granted long-term share-based incentive compensation awards for each calendar year in February of that year. In anticipation of our adoption of FAS 123(R), we granted stock option awards in December 2005 in lieu of long-term share-based incentive awards that would customarily have been made in February 2006. The stock options awarded in December 2005 have an exercise price equal to the market value of our underlying common stock on the date of grant and were fully vested on the date of grant; however, shares obtained upon exercise of the options are restricted from sale until January 1, 2009. By granting fully vested stock option awards during December 2005, we reduced future compensation expense that we would otherwise have recognized in our Consolidated Statements of Earnings if these awards were granted during February 2006, after the effective date of FAS 123(R).
     The exercise price of all the stock options awarded in December 2005 was equal to the market price of our underlying common stock on the date of grant; therefore, no compensation expense was recorded in the Consolidated Statements of Earnings in accordance with APB 25. Furthermore, since the stock options awarded in December 2005 were fully vested on the grant date, the pro forma expense referable to these options, which amounted to $9.1 million, net of tax, or $0.09 per diluted share, was included in our pro forma disclosure for 2005 above.
Reclamation Costs
Reclamation costs resulting from the normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from the normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.
     In determining the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is then discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.
     In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.
     Reclamation obligations are reviewed at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.
     For additional information regarding reclamation obligations (commonly known as asset retirement obligations), see Note 17.
Pension and Other Postretirement Benefits
We follow the guidance of SFAS No. 87, “Employers’ Accounting for Pensions” (FAS 87), SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (FAS 106), and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FAS 158), when accounting for pension and post-retirement benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The primary assumptions are as follows:
•	Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.

•	Expected Return on Plan Assets — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs.

•	Rate of Compensation Increase — For salary-related plans only, we project employees’ annual pay increases, which are used to project employees’ pension benefits at retirement.

•	Rate of Increase in the Per Capita Cost of Covered Healthcare Benefits — We project the expected increases in the cost of covered healthcare benefits.
     The provisions of FAS 87 and FAS 106 provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. FAS 158 (see page 52 for a detailed description) partially supersedes the delayed recognition principles of FAS 87 and FAS 106 by requiring that differences between actual results and expected or estimated results be recognized in full in other comprehensive income. Amounts recognized in other comprehensive income pursuant to FAS 158 are reclassified to earnings in accordance with the recognition principles of FAS 87 and FAS 106.
     For additional information regarding pension and other postretirement benefits, see Note 10.
Environmental Compliance
We incur environmental compliance costs, which include maintenance and operating costs for pollution control facilities, the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. Environmental expenditures that pertain to current operations or that relate to future revenues are expensed or capitalized consistent with our capitalization policy. Expenditures that relate to an existing condition caused by past operations that do not contribute to future revenues are expensed. Costs associated with environmental assessments and remediation efforts are accrued when management determines that a liability is probable and the cost can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2007, the spread between the amount accrued and the maximum loss in the range was $2,826,000. Accrual amounts may be based on engineering cost estimations or costs associated with past compliance efforts that were similar in nature and scope. Our Safety, Health and Environmental Affairs Management Committee reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.
Claims and Litigation Including Self-insurance
We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers’ compensation up to $2,000,000 per occurrence, and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these deductible levels.
     Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs, due to their unique nature, are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. For matters not included in our actuarial studies, legal defense costs are accrued when incurred. Accrued liabilities under our self-insurance program were $62,514,000,
50     Notes to Consolidated Financial Statements

$45,197,000 and $42,508,000 as of December 31, 2007, 2006 and 2005, respectively. Approximately $19,000,000 of the increase from 2006 to 2007 relates to liabilities acquired in the Florida Rock acquisition. Accrued liabilities for self-insurance reserves as of December 31, 2007 were discounted at 3.507%. As of December 31, 2007, the undiscounted amount was $68,825,000 as compared with the discounted liability of $62,514,000. Expected payments (undiscounted) for the next five years are projected as follows: 2008, $22,530,000; 2009, $13,584,000; 2010, $9,354,000; 2011, $6,673,000; and 2012, $3,858,000.
     Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.
Income Taxes
Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions.
     In accordance with SFAS No. 109, “Accounting for Income Taxes,” we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. At least quarterly, we assess the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as prior earnings history, expected future earnings, carryback and carry-forward periods, and tax strategies that could potentially enhance the likelihood of a realization of a deferred tax asset. To the extent recovery is unlikely, a valuation allowance is established against the deferred tax asset, increasing our income tax expense in the year such determination is made.
     APB Opinion No. 23, “Accounting for Income Taxes, Special Areas,” does not require U.S. income taxes to be provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies with respect to each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.
     We adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48) effective January 1, 2007 (see Note 18). In accordance with FIN 48, we recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management.
     A number of years may elapse before a particular matter for which we have recorded a liability related to an unrecognized tax benefit is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized tax benefits is adequate. Favorable resolution of an unrecognized tax benefit could be recognized as a reduction in our tax provision and effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized tax benefit could increase the tax provision and effective tax rate and may require the use of cash in the period of resolution. Our liability for unrecognized tax benefits is generally presented as non-current. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current.
     We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.
     Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for percentage depletion. The impact of percentage depletion on the effective tax rate is reflected in Note 9. The deduction for percentage depletion does not necessarily change proportionately to changes in pretax earnings. Due to the magnitude of the impact of percentage depletion on our effective tax rate and taxable income, a significant portion of the financial reporting risk is related to this estimate.
     The American Jobs Creation Act of 2004 created a new deduction for certain domestic production activities as described in Section 199 of the Internal Revenue Code. Generally, this deduction, subject to certain limitations, was set at 3% for 2005 and 2006, 6% in 2007 and will remain at 6% through 2009 and reaches 9% in 2010 and thereafter. The estimated impact of this deduction on the 2007, 2006 and 2005 effective tax rates is presented in Note 9.
     For additional information regarding income taxes and our adoption of FIN 48, see Notes 9 and 18.
Comprehensive Income
We report comprehensive income in our Consolidated Statements of Shareholder’s Equity. Comprehensive income includes charges and credits to equity from nonowner sources. Comprehensive income comprises two subsets: net earnings and other comprehensive income (loss). Historically, other comprehensive income (loss) includes fair value adjustments to cash flow hedges, minimum pension liability adjustments (prior to December 31, 2006), and actuarial gains or losses and prior service costs recognized in accordance with FAS 158 (effective beginning December 31, 2006).
Earnings Per Share (EPS)
We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as set forth below (in thousands of shares):

	2007	2006	2005

Weighted-average common shares outstanding	97,036	97,577	102,179
Dilutive effect of:
Stock options	1,903	1,758	1,448
Other	464	442	458

Weighted-average common shares outstanding, assuming dilution	99,403	99,777	104,085

     All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. The number of antidilutive common stock equivalents for the years ended December 31 are as follows (in thousands of shares):

	2007	2006	2005

Antidilutive common stock equivalents	407	6	1,192

Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (FAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value; accordingly, it does not expand the use of fair value in any new circumstances. Fair value under FAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, a reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. With respect to financial assets and liabilities, FAS 157 is effective for fiscal years beginning after November 15, 2007. For nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequent basis, FASB Staff Position No. FAS 157-2 (FSP FAS 157-2) requires companies to adopt the provisions of FAS 157 for fiscal years beginning after November 15, 2008. Early adoption is permitted. We adopted FAS 157 as of January 1, 2008 for financial assets and liabilities, and elected to defer our adoption of FAS 157 for nonfinancial assets and liabilities as permitted by FSP FAS 157-2. There were no material changes in our valuation methodologies, techniques or assumptions for financial assets and liabilities as a result of our adoption of FAS 157 for such items. We do not expect our January 1, 2009 adoption of FAS 157 for nonfinancial assets and liabilities to have a material effect on our results of operations, financial position or liquidity.
     In September 2006, the FASB issued SFAS No. 158,“Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (FAS 158). We adopted the recognition provisions of FAS 158 as of December 31, 2006, and as a result, recognized an increase to our noncurrent prepaid pension asset of $8,949,000, an increase to our noncurrent pension and postretirement liabilities of $11,844,000, an increase to deferred tax assets of $1,107,000 and a charge to the ending balance of accumulated other comprehensive income of $1,788,000, net of tax. In addition to the recognition provisions, FAS 158 requires an employer to measure the plan assets and benefit obligations as of the date of its year-end balance sheet. This requirement is effective for fiscal years ending after December 15, 2008. We adopted the measurement date provision effective January 1, 2008, and will remeasure plan assets and benefit obligations as of that date, pursuant to the transition requirements of FAS 158. We estimate the transition adjustments will result in a decrease to noncurrent assets of $430,000, an increase to noncurrent liabilities of $7,120,000, a decrease to deferred tax liabilities of $2,193,000, a decrease to retained earnings of $2,004,000 and a charge to accumulated other comprehensive income, net of tax, of $3,353,000.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” [FAS 141(R)], which requires the acquirer in a business combination to measure all assets acquired and liabilities assumed at their acquisition date fair value. FAS 141(R) applies whenever an acquirer obtains control of one or more businesses. Additionally, the new standard requires that in a business combination:
•	Acquisition related costs, such as legal and due diligence costs, be expensed as incurred.

•	Acquirer shares issued as consideration be recorded at fair value as of the acquisition date.

•	Contingent consideration arrangements be included in the purchase price allocation at their acquisition date fair value.

•	With certain exceptions, pre-acquisition contingencies be recorded at fair value.

•	Negative goodwill be recognized as income rather than as a pro rata reduction of the value allocated to particular assets.

•	Restructuring plans be recorded in purchase accounting only if the requirements in FASB Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” are met as of the acquisition date.
FAS 141(R) requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008; we expect to adopt FAS 141(R) as of January 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (FAS 160). The standard requires all entities to report noncontrolling interests, sometimes referred to as minority interests, in subsidiaries as equity in the consolidated financial statements. Noncontrolling interest under FAS 160 is defined as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The standard requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheet within equity, but separate from the parent’s equity. The amount of consolidated net earnings attributable to the parent and to the noncontrolling interest should be presented separately on the face of the consolidated statement of earnings. When a subsidiary is deconsolidated, any retained
52     Notes to Consolidated Financial Statements

noncontrolling equity investment in the former subsidiary should be measured at fair value, and a gain or loss recognized accordingly. FAS 160 is effective for fiscal years beginning on or after December 15, 2008; we expect to adopt FAS 160 as of January 1, 2009.
Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates under different assumptions or conditions.
Note 2 Discontinued Operations
In June 2005, we sold substantially all the assets of our Chemicals business, known as Vulcan Chemicals, to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. These assets consisted primarily of chloralkali facilities in Wichita, Kansas; Geismar, Louisiana and Port Edwards, Wisconsin; and the facilities of our Chloralkali joint venture located in Geismar. The purchaser also assumed certain liabilities relating to the Chemicals business, including the obligation to monitor and remediate all releases of hazardous materials at or from the Wichita, Geismar and Port Edwards plant facilities. The decision to sell the Chemicals business was based on our desire to focus our resources on the Construction Materials business.
     In consideration for the sale of the Chemicals business, Basic Chemicals made an initial cash payment of $214,000,000. Concurrent with the sale transaction, we acquired the minority partner’s 49% interest in the joint venture for an initial cash payment of $62,701,000, and conveyed such interest to Basic Chemicals. The net initial cash proceeds of $151,299,000 were subject to adjustments for actual working capital balances at the closing date, transaction costs and income taxes. In 2006 we received additional cash proceeds of $10,202,000 related to adjustments for actual working capital balances at the closing date.
     Basic Chemicals has completed payment under one earn-out agreement and is required to make additional payments under a separate earn-out agreement subject to certain conditions. The first earn-out agreement was based on ECU and natural gas prices during the five-year period beginning July 1, 2005, and was capped at $150,000,000 (ECU earn-out or ECU derivative). During 2007, we received the final payment under the ECU earn-out of $22,142,000, bringing cumulative cash receipts to the $150,000,000 cap. The ECU earn-out was accounted for as a derivative instrument; accordingly, it was reported at fair value. Changes to the fair value of the ECU derivative were recorded within continuing operations pursuant to SAB Topic 5:Z:5. Proceeds under the second earn-out agreement are determined based on the performance of the hydrochloro-carbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012 (5CP earn-out). Under this earn-out agreement, cash plant margin for 5CP, as defined in the Asset Purchase Agreement, in excess of an annual threshold amount is shared equally between Vulcan and Basic Chemicals. The primary determinant of the value for this earn-out is the level of growth in 5CP sales volume.
     The net cash proceeds from the 2005 sale of the Chemicals business for the years ended December 31 are summarized below (in thousands of dollars):

	2007	2006	2005

Proceeds from sale of Chemicals business, net of cash transaction fees:
Initial proceeds from Basic Chemicals	$—	$—	$214,000
Working capital adjustment received	—	10,202	—
Transaction costs	—	—	(4,746)
5CP earn-out	8,418	3,856	—
ECU earn-out	22,142	127,858	—

Subtotal cash received	$30,560	$141,916	$209,254

Payment for minority partner’s interest in consolidated Chemicals joint venture:
Initial payment for minority partner’s interest	$—	$—	(62,701)
Working capital adjustments paid	—	—	(2,471)

Subtotal cash paid	$—	$—	$(65,172)

Net cash proceeds from the 2005 sale of the Chemicals business	$30,560	$141,916	$144,082

     The carrying amounts of the ECU and 5CP earn-outs are reflected in accounts and notes receivable — other and other noncurrent assets in the accompanying Consolidated Balance Sheets. The carrying amount of the ECU earn-out was as follows: December 31, 2007 — $0; December 31, 2006 — $20,213,000 (classified entirely as current) and December 31, 2005 — $119,350,000 (of which $102,641,000 was current). During 2007, we received payments of $22,142,000 under the ECU earn-out and recognized gains related to changes in the fair value of the ECU earn-out of $1,929,000 (reflected as a component of other income, net in our Consolidated Statements of Earnings). During 2006, we received payments of $127,858,000 under the ECU earn-out and recognized gains related to changes in the fair value of the ECU earn-out of $28,721,000 (reflected as a component of other income, net in our Consolidated Statements of Earnings).

     During 2007, we received a payment of $8,418,000 under the 5CP earn-out related to the year ended December 31, 2006. During 2006, we received net payments of $3,856,000 under the 5CP earn-out related to the period from the closing of the transaction in June 2005 through December 31, 2005. Additionally, the final resolution during 2006 of adjustments for working capital balances at the closing date resulted in an increase to the carrying amount of the 5CP earn-out of $4,053,000. The carrying amounts of the 5CP earn-out were as follows: December 31, 2007 — $20,828,000 (of which $8,799,000 was current); December 31, 2006 — $29,246,000 (of which $9,030,000 was current) and December 31, 2005 — $29,049,000 (of which $3,100,000 was current).
     At the closing date, the fair value of the consideration received in connection with the sale of the Chemicals business, including anticipated cash flows from the two earn-out agreements, was expected to exceed the net carrying value of the assets and liabilities sold. However, pursuant to SFAS No. 5, “Accounting for Contingencies,” since the proceeds under the earn-out agreements were contingent in nature, no gain was recognized on the Chemicals sale and the value recorded at the June 7, 2005 closing date referable to these two earn-outs was limited to $128,167,000. Furthermore, under SAB Topic 5:Z:5, upward adjustments to the fair value of the ECU earn-out subsequent to closing, which totaled $51,070,000, were recorded in continuing operations, and therefore did not contribute to the gain or loss on the sale of the Chemicals business. Ultimately, any gain or loss on the sale of the Chemicals business will be recognized to the extent future cash receipts under the 5CP earn-out related to the remaining six-year performance period from January 1, 2007 to December 31, 2012 exceed or fall short of its December 31, 2007 carrying amount of $20,828,000.
     As a result of the 2005 sale of our Chemicals business, we incurred approximately $23,769,000 of pretax exit and disposal charges and transaction fees. These costs consist of a $7,778,000 expense under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;” $10,444,000 for employee severance expenses, primarily referable to outstanding share-based incentive awards; and $5,547,000 for various transaction fees. As of December 31, 2005, we had recognized substantially all of the $23,769,000 of pretax exit and disposal charges and transaction fees.
     We are potentially liable for a cash transaction bonus payable in the future to certain key former Chemicals employees. This transaction bonus will be payable only if cash receipts realized from the two earn-out agreements described above exceed an established minimum threshold. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments to certain key former Chemicals employees is between $0 and approximately $5,000,000. As of December 31, 2007, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded.
     Under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the financial results of the Chemicals business are classified as discontinued operations in the accompanying Consolidated Statements of Earnings for all periods presented.
     Net sales, total revenues and pretax earnings (loss) from discontinued operations, excluding minority interest, are as follows (in thousands of dollars):

	2007	2006	2005

Net sales	$—	$—	$339,669
Total revenues	—	—	364,378
Pretax earnings (loss)	(19,327)	(16,624)	83,683

     The 2007 and 2006 pretax losses from discontinued operations primarily reflect charges related to general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals businesses. We recorded pretax charges including legal defense costs of $16,373,000 and $9,387,000, during 2007 and 2006, respectively, related to a product liability claim filed by the city of Modesto, California (see Note 12).
Note 3 Inventories
Inventories at December 31 are as follows (in thousands of dollars):

	2007	2006	2005

Finished products	$286,591	$214,508	$170,539
Raw materials	28,330	9,967	9,602
Products in process	4,115	1,619	1,589
Operating supplies and other	37,282	17,443	16,022

Total inventories	$356,318	$243,537	$197,752

     The acquisition of Florida Rock accounted for $80,255,000 of the increase in inventory during 2007. In addition to the amounts presented in the table above, as of December 31, 2007, inventories of $11,595,000 were classified as assets held for sale as described in Note 20.
     Including amounts classified as held for sale, inventories valued under the LIFO method totaled $269,458,000, $181,851,000 and $146,830,000 at December 31, 2007, 2006 and 2005, respectively. During 2007 and 2005, reductions in LIFO inventory layers resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the cost of current-year purchases. The effect of the LIFO liquidation on 2007 results was to decrease cost of goods sold by $85,000; increase earnings from continuing operations by $52,000 ($0.00 per share effect); and increase net earnings by $52,000 ($0.00 per share effect). The effect of the LIFO liquidation on 2005 results was to decrease cost of goods sold by $706,000; increase earnings from continuing operations by $436,000 ($0.00 per share effect); and increase net earnings by $436,000 ($0.00 per share effect).
     Estimated current cost exceeded LIFO cost at December 31, 2007, 2006 and 2005 by $85,067,000, $57,979,000 and $44,315,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the historic change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $15,518,000 ($0.16 per share effect) in 2007, an increase of $9,579,000 ($0.10 per share effect) in 2006 and an increase of $5,712,000 ($0.05 per share effect) in 2005.

54    Notes to Consolidated Financial Statements

Note 4 Property, Plant and Equipment
Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows (in thousands of dollars):

	2007	2006	2005

Land and land improvements	$1,429,820	$757,157	$713,208
Buildings	155,242	87,681	83,070
Machinery and equipment	3,782,053	2,751,459	2,499,651
Leaseholds	7,159	7,514	5,838
Deferred asset retirement costs	133,043	116,595	97,233
Construction in progress	298,472	177,212	82,708

Total	5,805,789	3,897,618	3,481,708

Less allowances for depreciation, depletion and amortization	2,185,695	2,028,504	1,877,741

Property, plant and equipment, net	$3,620,094	$1,869,114	$1,603,967

     The acquisition of Florida Rock accounted for $1,508,403,000 of the net increase in property, plant and equipment during 2007. In addition to the amounts presented in the table above, as of December 31, 2007, property, plant and equipment, net in the amount of $105,170,000 were classified as assets held for sale as described in Note 20.
     We capitalized interest costs of $5,130,000 in 2007, $5,000,000 in 2006 and $1,934,000 in 2005 with respect to qualifying construction projects. Total interest costs incurred before recognition of the capitalized amount were $53,348,000 in 2007, $31,310,000 in 2006 and $39,080,000 in 2005.
     Impairment losses represent the amount by which the carrying value exceeded the fair value of the long-lived assets. Write-downs at operating facilities resulted from decreased utilization related to changes in the marketplace; the valuations were based on discounted cash flow analysis. We recorded asset impairment losses related to long-lived assets as follows: 2007 — $153,000; 2006 — $226,000 and 2005 — $697,000. These impairment losses resulted from various write-downs related to continuing operations.
Note 5 Derivative Instruments
We periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on commodity energy sources consistent with our risk management policies.
     In connection with the sale of our Chemicals business, we entered into an earn-out agreement that required the purchaser, Basic Chemicals, to make payments capped at $150,000,000 based on ECU and natural gas prices during the five-year period beginning July 1, 2005. We did not designate the ECU earn-out as a hedging instrument and, accordingly, gains and losses resulting from changes in the fair value were recognized in current earnings. Further, pursuant to SAB Topic 5:Z:5, changes in fair value were recorded in continuing operations. During the years ended December 31, 2007, 2006 and 2005, we recorded gains referable to the ECU earn-out of $1,929,000; $28,721,000 and $20,420,000, respectively. These gains are reflected in other income, net of other charges, in our accompanying Consolidated Statements of Earnings. During 2007, we received the final payment under the ECU earn-out of $22,142,000, bringing cumulative cash receipts to the $150,000,000 cap.
     In November 2003, we entered into an interest rate swap agreement for a stated (notional) amount of $50,000,000 under which we paid the six-month London Interbank Offered Rate (LIBOR) plus a fixed spread and received a fixed rate of interest of 6.40% from the counterparty to the agreement. We designated this instrument as a highly effective fair value hedge in accordance with FAS 133. Accordingly, the mark-to-market value of the hedge was reflected in our Consolidated Balance Sheets with an adjustment to record the underlying hedged debt at its fair value. The interest rate swap agreement terminated February 1, 2006, coinciding with the maturity of our 6.40% five-year notes issued in 2001 in the amount of $240,000,000. At December 31, 2005, the estimated fair value of this interest rate swap agreement reflected a projected payment of $465,000.
     In December 2007, we issued $325,000,000 of 3-year floating (variable) rate notes that bear interest at 3-month LIBOR plus 1.25% per annum. Concurrently, we entered into an interest rate swap agreement with a counterparty in the stated (notional) amount of $325,000,000. Under this agreement, we pay a fixed interest rate of 5.25% and receive 3-month LIBOR plus 1.25% per annum from the counterparty. We have designated this interest rate swap agreement as a cash flow hedge of the interest payments on the $325,000,000 of 3-year floating rate notes. The interest rate swap agreement is scheduled to terminate December 15, 2010, coinciding with the maturity of the $325,000,000 of 3-year floating rate notes. The realized gains and losses upon settlement related to this swap agreement are reflected in interest expense concurrent with the hedged interest payments on the debt. At December 31, 2007, the estimated fair value of this interest rate swap agreement was a projected payment of $1,099,000.
     Additionally, during 2007, we entered into fifteen forward starting interest rate swap agreements for a total notional amount of $1,500,000,000. The objective of these swap agreements was to hedge against the variability of future interest payments attributable to changes in interest rates on a portion of the then anticipated fixed-rate debt issuance in 2007 to fund the cash portion of the Florida Rock acquisition. We entered into five 5-year swap agreements with a blended swap rate of 5.29% on an aggregate notional amount of $500,000,000, seven 10-year swap agreements with a blended swap rate of 5.51% on an aggregate notional amount of $750,000,000 and three 30-year swap agreements with a blended swap rate of 5.58% on an aggregate notional amount of $250,000,000. On December 11, 2007, upon the issuance of the related fixed-rate debt, we terminated and settled for a cash payment of $57,303,000 a portion of these forward starting swaps with an aggregate notional amount of $900,000,000 ($300,000,000 5-year, $350,000,000 10-year and $250,000,000 30-year). Pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (FAS 133), pretax amounts accumulated in other comprehensive loss of $54,460,000 as of the settlement date related to the effective portion of these cash flow hedges will be amortized to interest expense over the term of the related debt. In our Consolidated Statements of Cash Flows, we classified the cash paid to settle these forward starting swaps as a financing activity in accordance with SFAS No. 95, “Statement of Cash Flow,” and consistent with the nature and use of these derivative instruments. The remaining forward starting swaps were extended to August 29, 2008, and are composed of two 5-year swap agreements with a blended swap rate of 5.71% on an aggregate notional amount of $200,000,000 and four 10-year swap agreements with a blended swap rate of 5.65% on an aggregate notional amount of $400,000,000. These remaining forward starting swap agreements have been designated as cash flow hedges against the variability of future interest payments attributable to changes in interest rates on anticipated fixed-rate long-term debt to be issued during 2008. At December 31, 2007, we recognized a liability of $41,312,000 equal to the fair value of these swaps (included in other noncurrent liabilities), and an accumulated other comprehensive loss of $22,721,000, net of tax of $14,857,000, equal to the highly effective portion of these swaps.
     During the year ended December 31, 2007, we recognized a loss of $5,154,000 (included in other income, net) due to hedge ineffectiveness related to the forward-starting interest rate swap agreements. In addition, we recognized a loss of $1,422,000 related to the discontinuance of cash flow hedging on a portion of our forward starting interest rate swaps when it became probable that the original forecasted transactions would not occur by the end of the originally specified time period or within an additional two-month time period. There was no impact to earnings due to hedge ineffectiveness during the years ended December 31, 2006 and 2005.
     During 2008, we expect to reclassify into earnings, as interest expense, approximately $3,528,000 from amounts accumulated in other comprehensive income as of December 31, 2007.
Note 6 Credit Facilities, Short-term Borrowings and Long-term Debt
Short-term borrowings at December 31 are summarized as follows (in thousands of dollars):

	2007	2006	2005

Bank borrowings	$1,260,500	$2,500	$—
Commercial paper	831,000	196,400	—

Total short-term borrowings	$2,091,500	$198,900	$—

     Short-term borrowings outstanding as of December 31, 2007 of $2,091,500,000 consisted of $1,260,500,000 of bank borrowings having maturities ranging from 2 to 22 days, interest rates ranging from 4.80% to 5.25% and a weighted-average interest rate of 4.88% and $831,000,000 of commercial paper having maturities ranging from 2 to 28 days, interest rates ranging from 4.85% to 5.50% and a weighted-average interest rate of 4.92%. We plan to issue $600,000,000 to $800,000,000 of long-term debt in 2008. Until that time, we plan to continue to utilize our bank lines of credit as liquidity back-up for outstanding commercial paper or draw on the bank lines to access LIBOR-based short-term loans to fund our borrowing requirements. Short-term borrowings outstanding as of December 31, 2006 of $198,900,000 consisted of $2,500,000 of bank borrowings at 5.575% that matured January 2007 and $196,400,000 of commercial paper having maturities ranging from 2 to 36 days and interest rates ranging from 5.28% to 5.36%. There were no short-term borrowings outstanding as of December 31, 2005. Periodically, we issue commercial paper for general corporate purposes, including working capital requirements. We plan to continue this practice from time to time as circumstances warrant.
     Our policy is to maintain committed credit facilities at least equal to our outstanding commercial paper. Unsecured bank lines of credit totaling $2,805,000,000 were maintained at the end of 2007, of which $1,285,000,000 expires November 14, 2008, $20,000,000 expires January 30, 2008 (subsequently refinanced) and $1,500,000,000 expires November 16, 2012. Of the $1,285,000,000 that expires November 14, 2008, we expect to renew $500,000,000. As of December 31, 2007, $1,260,500,000 of the lines of credit was drawn. Interest rates are determined at the time of borrowing based on current market conditions.
     All lines of credit extended to us in 2007, 2006 and 2005 were based solely on a commitment fee; thus, no compensating balances were required. In the normal course of business, we maintain balances for which we are credited with earnings allowances. To the extent the earnings allowances are not sufficient to fully compensate banks for the services they provide, we pay the fee equivalent for the differences.
     With the exception of $5,327,000 of long-term debt assumed with the November 2007 acquisition of Florida Rock, all our debt obligations, both short-term borrowings and long-term debt, are unsecured as of December 31, 2007.
     Long-term debt at December 31 is summarized as follows (in thousands of dollars):

	2007	2006	2005

3-year floating notes issued 2007	$325,000	$—	$—
5.60% 5-year notes issued 2007[1]	299,471	—	—
6.40% 10-year notes issued 2007[2]	349,808	—	—
7.15% 30-year notes issued 2007[3]	249,305	—	—
6.40% 5-year notes issued 2001[4]	—	—	239,535
6.00% 10-year notes issued 1999	250,000	250,000	250,000
Private placement notes	48,844	49,335	82,209
Medium-term notes	21,000	21,000	21,000
Industrial revenue bonds	17,550	—	—
Other notes	4,031	2,359	2,715

Total debt excluding short-term borrowings	$1,565,009	$322,694	$595,459

Less current maturities of long-term debt	35,181	630	272,067

Total long-term debt	$1,529,828	$322,064	$323,392

Estimated fair value of long-term debt	$1,548,084	$332,611	$339,291

1	Includes a decrease in valuation for unamortized discounts of $529 thousand as of December 31, 2007. The effective interest rate for these 5-year notes is 6.58%.

2	Includes a decrease in valuation for unamortized discounts of $192 thousand as of December 31, 2007. The effective interest rate for these 10-year notes is 7.39%.

3	Includes a decrease in valuation for unamortized discounts of $695 thousand as of December 31, 2007. The effective interest rate for these 30-year notes is 8.04%.

4	Includes a decrease in valuation for the fair value of interest rate swaps of $465 thousand as of December 31, 2005.
     The estimated fair value amounts of long-term debt presented in the table above have been determined by discounting expected future cash flows based on interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimates are based on information available to management as of December 31, 2007, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

56    Notes to Consolidated Financial Statements

     Scheduled debt payments during 2007 were composed of small miscellaneous notes that matured at various dates. Scheduled debt payments during 2006 included $240,000,000 (listed in the table above net of the $465,000 decrease for the interest rate swap) in February to retire the 6.40% 5-year notes issued in 2001 and $32,000,000 in December to retire private placement notes issued in 1996. Scheduled debt payments during 2005 included $2,000,000 in November to retire an 8.07% medium-term note issued in 1991.
     To replace a portion of the short-term borrowings we incurred to partially fund the cash portion of the Florida Rock acquisition (see Note 20), we accessed the public debt market in December 2007 by issuing $1,225,000,000 of long-term notes in four related series (tranches), as follows: $325,000,000 of 3-year floating rate notes, $300,000,000 of 5-year 5.60% coupon notes, $350,000,000 of 10-year 6.40% coupon notes and $250,000,000 of 30-year 7.15% coupon notes. Concurrent with the issuance of the notes, we entered into an interest rate swap agreement on the $325,000,000 3-year floating rate notes to convert them to a fixed interest rate of 5.25%. These notes are presented in the table above net of discounts from par in the amounts of $0, $529,000, $192,000 and $695,000, respectively. These discounts and the debt issuance costs of the notes are being amortized using the effective interest method over the respective lives of the notes. The effective interest rates for these notes, including the effects of above mentioned interest rate swap agreement and the settlement of the forward starting interest rate swap agreements (see Note 5), are 5.41%, 6.58%, 7.39% and 8.04% for the 3-year, 5-year, 10-year and 30-year notes, respectively.
     Additionally, as a result of the November 2007 Florida Rock acquisition, we assumed their existing debt as follows: $17,550,000 of variable-rate tax-exempt industrial revenue bonds, unsecured notes in the amount of $592,000 as of December 31, 2007 and secured notes in the amount of $1,777,000 as of December 31, 2007.
     During 1999, we accessed the public debt market by issuing $500,000,000 of 5-year and 10-year notes in two related series (tranches) of $250,000,000 each. The 5.75% 5-year coupon notes matured in April 2004 and the 6.00% 10-year notes mature in April 2009.
     In 1999, we purchased all the outstanding common shares of CalMat Co. The private placement notes were issued by CalMat in December 1996 in a series of four tranches at interest rates ranging from 7.19% to 7.66%. Principal payments on the notes began in December 2003 and end in December 2011.
     During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, and in interest rates from 7.59% to 8.85%. The $21,000,000 in medium-term notes outstanding as of December 31, 2007 have a weighted-average maturity of 7.2 years with a weighted-average interest rate of 8.85%.
     As stated above, during 2007 we assumed $17,550,000 of variable-rate tax-exempt industrial revenue bonds with the acquisition of Florida Rock. These bonds mature as follows: $2,250,000 maturing June 2012, $1,300,000 maturing January 2021 and $14,000,000 maturing November 2022. The first two bond maturities are collateralized by certain property, plant and equipment. The remaining $14,000,000 of bonds are backed by a letter of credit.
     Other notes of $4,031,000 as of December 31, 2007 were issued at various times to acquire land or businesses.
     The aggregate principal payments of long-term debt, including current maturities, for the five years subsequent to December 31, 2007 are: 2008 — $35,164,000; 2009 — $250,400,000; 2010 — $325,375,000; 2011 — $20,235,000; and 2012 — $302,443,000.
     The aggregate interest payments of long-term debt, including current maturities for the five years subsequent to December 31, 2007 are: 2008 — $93,631,000; 2009 — $84,734,000; 2010 — $77,211,000; 2011 — $60,146,000; and 2012 — $58,528,000.
     Our debt agreements do not subject us to contractual restrictions with regard to working capital or the amount we may expend for cash dividends and purchases of our stock. The percentage of consolidated debt to total capitalization (total debt as a percentage of total capital), as defined in our bank credit facility agreements, must be less than 65%. Our total debt as a percentage of total capital was 49.3% as of December 31, 2007; 20.6% as of December 31, 2006; and 21.8% as of December 31, 2005. The 2007 increase resulted primarily from borrowings to fund the November 2007 Florida Rock acquisition.
Note 7 Operating Leases
Total rental expense from continuing operations under operating leases primarily for machinery and equipment, exclusive of rental payments made under leases of one month or less, is summarized as follows (in thousands of dollars):

	2007	2006	2005

Minimum rentals	$28,674	$28,364	$22,758
Contingent rentals (based principally on usage)	33,904	33,021	26,372

Total	$62,578	$61,385	$49,130

     Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, as of December 31, 2007 are payable as follows: 2008 — $21,697,000; 2009 — $24,107,000; 2010 — $15,609,000; 2011 — $13,686,000; 2012 — $12,519,000; and total $33,064,000 thereafter. Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.
Note 8 Accrued Environmental Costs
Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs as follows (in thousands of dollars):

	2007	2006	2005

Construction Materials	$4,086	$7,792	$5,164
Retained from former Chemicals businesses	5,670	5,602	4,380

Total	$9,756	$13,394	$9,544

     The long-term portion of the reserves noted above is included in other noncurrent liabilities in the accompanying Consolidated Balance Sheets and amounted to $6,324,000, $9,873,000 and $7,417,000 at December 31, 2007, 2006 and 2005, respectively. The short-term portion of these reserves is included in other accrued liabilities in the accompanying Consolidated Balance Sheets.
     The accrued environmental remediation costs in the Construction Materials business relate primarily to the former CalMat and Tarmac facilities acquired in 1999 and 2000, respectively. The balances noted above for Chemicals relate to retained environmental remediation costs from the 2003 sale of the Performance Chemicals business and the 2005 sale of the Chloralkali business.
Note 9 Income Taxes
The components of earnings from continuing operations before income taxes are as follows (in thousands of dollars):

	2007	2006	2005

Domestic	$643,350	$678,080	$456,614
Foreign	24,152	25,411	24,081

Total	$667,502	$703,491	$480,695

     Provision (benefit) for income taxes consists of the following (in thousands of dollars):

	2007	2006	2005

Current
Federal	$172,149	$178,468	$108,457
State and local	21,894	36,695	17,974
Foreign	5,888	5,931	5,819

Total	199,931	221,094	132,250

Deferred
Federal	6,601	627	1,953
State and local	(488)	2,254	3,155
Foreign	(1,628)	(662)	(791)

Total	4,485	2,219	4,317

Total provision	$204,416	$223,313	$136,567

     The effective income tax rate varied from the federal statutory income tax rate due to the following:

	2007	2006	2005

Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
Depletion	(4.8)	(4.6)	(5.9)
State and local income taxes, net of federal income tax benefit	2.7	3.5	3.4
U.S. Production Activities Deduction	(1.0)	(0.8)	(0.7)
Provision for uncertain tax positions, prior year tax liabilities and refund claims	(0.1)	(0.2)	(2.7)
Other	(1.2)	(1.2)	(0.7)

Effective tax rate	30.6%	31.7%	28.4%

     Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability at December 31 are as follows (in thousands of dollars):

	2007	2006	2005

Deferred tax assets related to:
Postretirement benefits	$44,392	$30,049	$29,356
Accruals for asset retirement obligations and environmental accruals	27,024	10,788	22,379
Accounts receivable, principally allowance for doubtful accounts	3,110	1,429	1,808
Inventory	1,593	11,989	8,748
Deferred compensation, vacation pay and incentives	29,826	25,221	30,322
Interest rate swaps	36,558	—	—
Self-insurance reserves	23,909	17,589	16,618
Other	13,380	18,669	2,455

Total deferred tax assets	179,792	115,734	111,686

Deferred tax liabilities related to:
Fixed assets	681,453	300,936	301,726
Pensions	39,947	26,665	22,576
Intangible assets	63,526	34,697	27,489
Other	22,174	15,762	14,610

Total deferred tax liabilities	807,100	378,060	366,401

Net deferred tax liability	$627,308	$262,326	$254,715

     The above amounts are reflected in the accompanying Consolidated Balance Sheets as of December 31 as follows (in thousands of dollars):

	2007	2006	2005

Deferred income taxes:
Current assets	$(44,210)	$(25,579)	$(23,046)
Deferred liabilities	671,518	287,905	277,761

Net deferred tax liability	$627,308	$262,326	$254,715

     The December 31, 2007 net deferred tax liability reflects a $364,982,000 increase from the prior year. This change includes the effect of our November 16, 2007 acquisition of Florida Rock. As of the acquisition, we recognized a deferred tax liability of $395,612,000, reflecting the temporary differences between book and tax basis, of which $383,540,000 was referable to fixed assets.

58    Notes to Consolidated Financial Statements

     We adopted FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” on January 1, 2007 as discussed in Note 18. FIN 48 clarifies the accounting for uncertain tax positions and the resulting unrecognized income tax benefits as discussed in our accounting policy for income taxes (Note 1, page 51). The change in the unrecognized income tax benefits from January 1, 2007 to December 31, 2007 is reconciled below (in thousands of dollars):

Gross Unrecognized
Income Tax Benefits

Unrecognized income tax benefits as of January 1, 2007	$11,760

Increases for tax positions related to:
Prior years	6,318
Current year	2,163
Decreases for tax positions related to:
Prior years	(2,675)
Settlements with taxing authorities	(376)
Expiration of applicable statute of limitations	(5,660)

Unrecognized income tax benefits as of December 31, 2007	$11,530

     We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The total amount of interest and penalties recognized as income tax expense during 2007 was $1,990,000. The balance of accrued interest and penalties included in our liability for unrecognized tax benefits as of December 31, 2007 and January 1, 2007 amounted to $4,050,000 and $2,060,000, respectively.
     As of December 31, 2007, our total liability for unrecognized tax benefits amounts to $11,530,000, of which $9,540,000 would affect the effective tax rate if recognized.
     We are routinely examined by various taxing authorities. The U.S. federal statute of limitations expired during the third quarter of 2007 for our 2002 and 2003 tax years resulting in a $5,660,000 decrease in our liability, with no significant tax decrease in any single tax position. We anticipate no single tax position generating a significant increase or decrease in our liability for unrecognized tax benefits within 12 months of this reporting date.
     We file income tax returns in the U.S. federal and various state jurisdictions and two foreign jurisdiction. Generally, we are not subject to changes in income taxes by any taxing jurisdiction for the years prior to 2002.
     We have not recognized deferred income taxes on $25,526,000 of undistributed earnings from one of our international subsidiaries, since we consider such earnings as indefinitely reinvested. If we distribute the subject earnings, in the form of dividends, then the distribution would be subject to U.S. income taxes. The amount of the deferred income taxes that would be recognized is $8,951,000.
Note 10 Benefit Plans
The measurement date for our pension and other postretirement benefit plans is November 30. In 2005, we accelerated the date for actuarial measurement of our obligation from December 31 to November 30. We believe that the one-month acceleration of the measurement date is a preferred change as it allows us more time to review the completeness and accuracy of actuarial measurements, which improves our internal control procedures. The effect of the change in measurement date on the respective obligations and assets of the plans did not have a material cumulative effect on annual expense or accrued benefit cost.
     In the following tables, the use of “n/a” signifies “not applicable.”
Pension Plans
We sponsor four funded, noncontributory defined benefit pension plans including one plan assumed with the November 16, 2007 acquisition of Florida Rock. This assumed plan is closed to new participants. The remaining three plans cover substantially all employees hired prior to July 15, 2007, other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan are based on salaries or wages and years of service; the Construction Materials Hourly Plan and the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service. Effective July 15, 2007, we amended our defined benefit pension plans and our defined contribution 401K plans to no longer accept new participants. Existing participants continue to accrue benefits under these plans. Salaried and non-union hourly employees hired on or after July 15, 2007 are eligible for a single defined contribution 401K/Profit-Sharing plan rather than both a defined benefit and a defined contribution plan. This amendment had no effect on our existing pension benefit obligation or 2007 net periodic benefit cost.
     Additionally, we sponsor unfunded, nonqualified pension plans, including one such plan assumed in the Florida Rock acquisition, that are included in the tables below. The projected benefit obligation, accumulated benefit obligation and fair value of assets for these plans were: $57,140,000, $40,892,000, and $0 at December 31, 2007, $37,081,000, $31,351,000 and $0 at December 31, 2006 and $30,642,000, $27,048,000 and $0 at December 31, 2005. Approximately $8,900,000 of the December 31, 2007 obligation relates to existing Florida Rock retirees receiving benefits under the assumed plan.

     The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2007	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$579,641	$535,686	$524,332
Acquisition	36,921	—	—
Service cost	20,705	18,322	20,013
Interest cost	34,683	32,122	30,706
Amendments	(828)	(1,441)	(1,094)
Discontinued operations	—	—	(18,169)
Actuarial (gain)/loss	(5,322)	26,531	7,325
Benefits paid	(29,530)	(31,579)	(27,427)

Benefit obligation at end of year	$636,270	$579,641	$535,686

Change in Plan Assets
Fair value of assets at beginning of year	$611,184	$557,036	$519,550
Acquisition	25,802	—	—
Actual return on plan assets	70,483	84,209	35,897
Employer contribution	1,808	1,518	29,016
Benefits paid	(29,530)	(31,579)	(27,427)

Fair value of assets at end of year	$679,747	$611,184	$557,036

Funded status	$43,477	$31,543	$21,350
Unrecognized net actuarial loss	n/a	n/a	6,967
Unrecognized prior service cost	n/a	n/a	6,448

Net amount recognized	$43,477	$31,543	$34,765

Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets (2007 and 2006)/Prepaid benefit cost (2005)	$102,446	$68,517	$61,703
Current liabilities	(2,978)	(1,584)	—
Noncurrent liabilities (2007 and 2006)/Accrued benefit liability (2005)	(55,991)	(35,390)	(30,918)
Intangible asset	n/a	n/a	396
Accumulated other comprehensive loss	n/a	n/a	3,584

Net amount recognized	$43,477	$31,543	$34,765

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial gain	$(40,500)	$(9,389)	n/a
Prior service cost	2,356	3,939	n/a
Minimum pension liability	n/a	n/a	$3,584

Total amount recognized	$(38,144)	$(5,450)	$3,584

     Effective January 1, 2006, retirees from the salaried pension plan who retired on or before January 1, 2004 were granted a cost-of-living increase, with a maximum increase of 15%. As it is no longer our intention to grant cost-of-living increases, no further increases are assumed for determining future pension expense. The effect of this change is reflected as an amendment in the 2005 change in benefit obligation table above.
     The accumulated benefit obligation for all defined benefit pension plans was $582,589,000 at December 31, 2007; $533,906,000 at December 31, 2006; and $496,806,000 at December 31, 2005. Approximately $35,900,000 of the December 31, 2007 accumulated benefit obligation is a result of the Florida Rock acquisition.
     The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income and weighted-average assumptions of the plans at December 31 (amounts in thousands, except percentages):

	2007	2006	2005

Components of Net Periodic Pension Benefit Cost
Service cost	$20,705	$18,322	$20,013
Interest cost	34,683	32,122	30,706
Expected return on plan assets	(46,517)	(43,970)	(42,065)
Amortization of prior service cost	755	1,067	2,211
Amortization of actuarial loss	1,822	1,737	1,318

Net periodic pension benefit cost	$11,448	$9,278	$12,183

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net actuarial gain	$(29,287)
Prior service credit	(829)
Reclassification of actuarial loss to net periodic pension benefit cost	(1,822)
Reclassification of prior service cost to net periodic pension benefit cost	(755)

Amount recognized in other comprehensive income	$(32,693)

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30
Discount rate	6.45%	5.70%	5.75%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.25%
Merit/Productivity	2.50%	2.50%	2.50%

Total rate of compensation increase	4.75%	4.75%	4.75%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.70%	5.75%	5.40%
Expected return on assets	8.25%	8.25%	8.25%
Rate of compensation increase (for salary-related plans):
Inflation	2.25%	2.25%	2.25%
Merit/Productivity	2.50%	2.50%	2.50%

Total rate of compensation increase	4.75%	4.75%	4.75%

60    Notes to Consolidated Financial Statements

     During 2006, we recognized a settlement charge of $826,000 representing an acceleration of unrecognized losses due to lump-sum payments to certain retirees from our former Chemicals business. The disposition of the Chloralkali business resulted in a curtailment loss of $1,533,000 in 2005.
     The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during 2008 are $1,229,000 and $464,000, respectively.
     Plan assets are composed primarily of marketable domestic and international equity securities, corporate and government debt securities and other specialty investments. Our pension plan asset allocation ranges for 2008 and asset allocation percentages at December 31, 2007, 2006 and 2005 are presented below:

	Asset	Percentage of
	Allocation Ranges	Plan Assets at December 31
Asset Category	2008	2007	2006	2005

Equity securities	50%-77%	62%	66%	72%
Debt securities	15%-27%	18%	17%	20%
Real estate	—	—	—	—
Other	10%-25%	20%	17%	8%

Total		100%	100%	100%

     Equity securities include domestic equities in the Russell 3000 Index and foreign equities in the Europe, Australia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments, while the other asset category includes investments in venture capital, buyout funds, mezzanine debt private partnerships and an interest in a commodity index fund as well as cash reserves.
     We establish our pension investment policy by evaluating asset/liability studies periodically performed by our consultants. These studies estimate trade-offs between expected returns on our investments and the variability in anticipated cash contributions to fund our pension liabilities. Our policy accepts a relatively high level of variability in potential pension fund contributions in exchange for higher expected returns on our investments and lower expected future contributions. We believe this policy is prudent given our strong pension funding and cash flows. Further, this policy is reflective of our practice of maintaining a strong balance sheet over time.
     Our current strategy for implementing this policy is to invest a relatively high proportion in publicly traded equities, a moderate amount in long-term publicly traded debt and a relatively smaller amount in private, nonliquid opportunities for higher returns, such as venture capital, commodities, buyouts and mezzanine debt.
     The policy, set by the Board’s Finance and Pension Funds Committee, is articulated through guideline ranges and targets for each asset category: domestic equities, foreign equities, bonds, specialty investments and cash reserves. Management implements the strategy within these guidelines and reviews the financial results quarterly, while the Finance and Pension Funds Committee reviews them semiannually.
     Assumptions regarding our expected return on plan assets are based primarily on judgments made by management and the Board committee. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on long-term investment expectations. Accordingly, the expected return has remained 8.25% since our 1986 adoption of FAS 87 and has not varied due to short-term results above or below our long-term expectations.
     Total employer contributions for the pension plans are presented below (in thousands of dollars):

Pension

Employer Contributions
2005	$29,100
2006	1,433
2007	1,808
2008 (estimated)	2,978

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Pension

Estimated Future Benefit Payments
2008	$29,586
2009	31,691
2010	33,946
2011	36,105
2012	38,731
2013-2017	233,765

     Certain of our hourly employees in unions are covered by multi-employer defined benefit pension plans. Contributions to these plans approximated $8,368,000 in 2007, $7,352,000 in 2006 and $5,825,000 in 2005. The actuarial present value of accumulated plan benefits and net assets available for benefits for employees in the union-administered plans are not determinable from available information. A total of 18% of our hourly labor force were covered by collective bargaining agreements. Of our hourly workforce covered by collective bargaining agreements, 8% were covered by agreements that expire in 2008.
     In addition to the pension plans noted above, we have two unfunded supplemental retirement plans. The accrued costs for these supplemental retirement plans were $1,104,000 at December 31, 2007; $1,201,000 at December 31, 2006; and $1,281,000 at December 31, 2005.
     The Pension Protection Act of 2006 (PPA), enacted on August 17, 2006, significantly changes the funding requirements after 2007 for single-employer defined benefit pension plans, among other provisions. Funding requirements under the PPA will largely be based on a plan’s funded status, with faster amortization of any shortfalls or surpluses. We do not believe this new legislation will have a material impact on the funding requirements of our defined benefit pension plans during 2008. The potential impact on the funding requirements of the pension plan assumed in the Florida Rock acquisition is currently under review.
Postretirement Plans
In addition to pension benefits, we provide certain healthcare benefits and life insurance for some retired employees. Effective July 15, 2007, we amended our salaried postretirement healthcare coverage to increase the eligibility age for early retirement coverage to age 62, unless certain grand-fathered provisions were met. This change reduced the postretirement plan benefit obligation by $7,170,000 as of July 15, 2007, and resulted in a reduction to net periodic benefit cost of $1,042,000 for the remainder of 2007. Substantially all our salaried employees and, where applicable, hourly employees may become eligible for those benefits if they reach a qualifying age and meet certain service requirements while working for us. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits, become eligible for other group insurance coverage or reach age 65, whichever occurs first. The Florida Rock acquisition increased the postretirement plan benefit obligation as of December 31, 2007 by approximately $13,800,000 and increased the projected 2008 net periodic benefit cost by approximately $2,100,000.
     The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31 (in thousands of dollars):

	2007	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of year	$90,805	$89,735	$100,878
Acquisition	13,759	—	—
Service cost	4,096	3,617	4,188
Interest cost	5,483	4,760	5,160
Amendments	(7,170)	(82)	—
Discontinued operations	—	—	(19,604)
Actuarial (gain) loss	6,123	(101)	5,116
Benefits paid	(6,942)	(7,124)	(6,003)

Benefit obligation at end of year	$106,154	$90,805	$89,735

Change in Plan Assets
Fair value of assets at beginning of year	$—	$—	$—
Actual return on plan assets	—	—	—

Fair value of assets at end of year	$—	$—	$—

Funded status	$(106,154)	$(90,805)	$(89,735)
Unrecognized net actuarial loss	n/a	n/a	15,410
Unrecognized prior service credit	n/a	n/a	(767)

Net amount recognized	$(106,154)	$(90,805)	$(75,092)

Amounts Recognized in the Consolidated Balance Sheets
Current liabilities	$(6,966)	$(5,497)	$(5,555)
Noncurrent liabilities (2007 and 2006)/ Accrued postretirement benefits (2005)	(99,188)	(85,308)	(69,537)

Net amount recognized	$(106,154)	$(90,805)	$(75,092)

Amounts Recognized in Accumulated Other Comprehensive Income
Net actuarial loss	$19,485	$14,272	n/a
Prior service (credit) cost	(7,375)	(680)	n/a

Total amount recognized	$12,110	$13,592	n/a

     The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income, weighted-average assumptions and assumed trend rates of the plans at December 31 (amounts in thousands, except percentages):

	2007	2006	2005

Components of Net Periodic Postretirement Benefit Cost
Service cost	$4,096	$3,617	$4,188
Interest cost	5,483	4,760	5,160
Expected return on plan assets	—	—	—
Amortization of prior service credit	(475)	(168)	(167)
Amortization of actuarial loss	910	478	1,215

Net periodic postretirement benefit cost	$10,014	$8,687	$10,396

Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net actuarial loss	$6,123
Prior service credit	(7,170)
Reclassification of actuarial loss to net periodic postretirement benefit cost	(910)
Reclassification of prior service credit to net periodic postretirement benefit cost	475

Amount recognized in other comprehensive income	$(1,482)

Assumptions
Weighted-average assumptions used to determine benefit obligation at November 30
Discount rate	6.10%	5.50%	5.50%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31
Discount rate	5.50%	5.50%	5.31%
Expected return on assets	n/a	n/a	n/a
Assumed Healthcare Cost Trend Rates at December 31
Healthcare cost trend rate assumed for next year	9%	9%	9%
Rate to which the cost trend rate gradually declines	5.25%	5%	5%
Year that the rate reaches the rate it is assumed to maintain	2012	2011	2010

62       Notes to Consolidated Financial Statements

     The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during 2008 are $750,000 and $839,000, respectively.
     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects (in thousands of dollars):

	One-percentage-point	One-percentage-point
	Increase	Decrease

Effect on total of service and interest cost	$1,057	$(917)
Effect on postretirement benefit obligation	9,462	(8,379)

     The disposition of the Chloralkali business resulted in a curtailment gain of $176,000 during 2005.
     Total employer contributions for the postretirement plans are presented below (in thousands of dollars):

Postretirement

Employer Contributions
2005	$6,003
2006	6,566
2007	6,933
2008 (estimated)	6,966

     The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.
     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands of dollars):

Postretirement

Estimated Future Benefit Payments
2008	$6,966
2009	7,807
2010	8,538
2011	9,207
2012	9,633
2013-2017	56,077

     Contributions by participants to the postretirement benefit plans were $1,147,000, $857,000 and $716,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
Pension and Other Postretirement Benefits Assumptions
During 2007, we reviewed our assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits.
     In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. At November 30, 2007, the discount rate for our plans increased to 6.45% from 5.70% at November 30, 2006 for purposes of determining our liability under FAS 87 (pensions) and increased to 6.10% from 5.50% at November 30, 2006 for purposes of determining our liability under FAS 106 (other postretirement benefits). An analysis of the duration of plan liabilities and the yields for corresponding high-quality bonds is used in the selection of the discount rate.
     In estimating the expected return on plan assets, we consider past performance and future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At November 30, 2007, the expected return on plan assets remained 8.25%.
     In projecting the rate of compensation increase, we consider past experience in light of movements in inflation rates. At November 30, 2007, the inflation component of the assumed rate of compensation remained 2.25%. In addition, based on future expectations of merit and productivity increases, the weighted-average component of the salary increase assumption remained 2.50%.
     In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At November 30, 2007, our assumed rate of increase in the per capita cost of covered healthcare benefits increased to 9.0% for 2008, decreasing each year until reaching 5.25% in 2012 and remaining level thereafter.
Defined Contribution Plans
We sponsor six defined contribution plans including two plans assumed with the acquisition of Florida Rock. Substantially all salaried and nonunion hourly employees are eligible to be covered by at least one of these plans. As stated above, effective July 15, 2007, we amended our defined benefit pension plans and our defined contribution 401K plans to no longer accept new participants. Existing participants continue to accrue benefits under these plans. Salaried and nonunion hourly employees hired on or after July 15, 2007 are eligible for a single defined contribution 401K/Profit-Sharing plan rather than both a defined benefit and a defined contribution plan. Expense recognized in connection with these plans totaled $10,713,000, $12,017,000 and $10,477,000 for 2007, 2006 and 2005, respectively.
Impact of Sale of the Chemicals Business
In connection with the sale of the Chemicals business, as described in Note 2, we retained the accumulated benefit obligation for the Chemicals Hourly Pension Plan, as all active participants ceased employment with the Company. We also retained the accumulated benefit obligation for salaried employees who ceased participation in the Salaried Pension Plan as a result of their termination. Both of these accumulated benefit obligations are fully funded by assets held in our Master Pension Trust.
     Additionally, we retained the accumulated benefit obligation for any unfunded, nonqualified pension plans related to Chemicals salaried employees who ceased participation as a result of their termination. The retention of the unfunded accumulated benefit obligation for post-retirement plans depended on whether the terminated employee reached a qualifying age and met certain service requirements prior to termination.

     As a result of the divestiture, our future pension and postretirement obligations referable to the divested operations were reduced as of December 31, 2005 by approximately $18.2 million and $19.6 million, respectively. For the full year 2005, the sale reduced pension and other postretirement benefits expense approximately $2.1 million and $1.6 million, respectively.
Note 11 Incentive Plans
Share-based Compensation Plans
Our 1996 Long-term Incentive Plan expired effective May 1, 2006. Effective May 12, 2006, our shareholders approved the 2006 Omnibus Long-term Incentive Plan (Plan), which authorizes the granting of stock options and other types of share-based awards to key salaried employees and non-employee directors. The maximum number of shares that may be issued under the Plan is 5,400,000.
Deferred Stock Units — Deferred stock units were granted to executive officers and key employees from 2001 through 2005. These awards vest ratably in years 6 through 10 following the date of grant, accrue dividend equivalents starting one year after grant, carry no voting rights and become payable upon vesting. A single deferred stock unit entitles the recipient to one share of common stock upon vesting. Vesting is accelerated upon retirement at age 62 or older, death, disability or change of control as defined in the award agreement. Nonvested units are forfeited upon termination of employment for any other reason. Expense provisions referable to these awards amounted to $1,371,000 in 2007, $1,142,000 in 2006 and $1,167,000 in 2005.
     The fair value of deferred stock units is estimated as of the date of grant based on the market price of our stock on the grant date. Compensation cost is recognized in net earnings ratably over the 10-year maximum vesting life during which employees perform related services. For awards that may be granted on or after January 1, 2006, expense recognition would be accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes activity for nonvested deferred stock units during the year ended December 31, 2007:

		Weighted-average
	Number	Grant Date
	of Shares	Fair Value

Nonvested at beginning of year	301,870	$41.01
Granted	—	—
Dividend equivalents accrued	4,084	$114.90
Vested	(30,691)	$42.49
Canceled/forfeited	—	—

Nonvested at December 31, 2007	275,263	$41.95

     The weighted-average grant date fair value of deferred stock units granted was $57.69 during 2005.
     Performance Shares — Performance share awards were granted annually beginning in 2003 with the exception of 2006. Each performance share unit is equal to one share of our common stock, but carries no voting or dividend rights. The units ultimately paid for performance share awards may range from 0% to 200% of target. Fifty percent of the payment is based upon our three-year-average Total Shareholder Return (TSR) performance relative to the three-year-average TSR performance of a preselected comparison group of companies. The remaining 50% of the payment is based upon the achievement of established internal financial performance targets. These awards vest on December 31 of the third year after date of grant. Vesting is accelerated upon reaching retirement age, death, disability, or change of control, all as defined in the award agreement. Nonvested units are forfeited upon termination for any other reason. Awards granted prior to 2005 were paid in an equal combination of cash and shares of our common stock. The cash portion of the award was based on the market value of our common stock on the measurement date. Performance shares granted in 2005 and 2007 will be paid entirely in shares of our common stock. Expense provisions referable to these awards amounted to $7,684,000 in 2007, $12,179,000 in 2006 and $24,509,000 in 2005.
     The fair value of performance shares is estimated as of the date of grant using a Monte Carlo simulation model. Compensation cost for awards that will be paid in shares is recognized in net earnings ratably over the three-year maximum vesting life, is based on the awards that ultimately vest and is not adjusted for the actual target percentage achieved. Compensation cost for awards paid in cash was recognized in net earnings over the three-year maximum vesting life and was adjusted based upon changes in the fair market value of our common stock and changes in our relative TSR performance and internal financial performance targets. For awards granted on or after January 1, 2006, expense recognition is accelerated to the retirement eligible date for individuals meeting the requirements for immediate vesting of awards upon reaching retirement age. The following table summarizes the activity for nonvested performance share units during the year ended December 31, 2007:

		Weighted-average
	Number	Grant Date
	of Shares[1]	Fair Value

Nonvested at beginning of year	185,450	$51.81
Granted	94,540	$105.93
Vested	(69,350)	$46.32
Canceled/forfeited	(1,140)	$92.52

Nonvested at December 31, 2007	209,500	$77.83

1	The number of common shares issued related to performance shares may range from 0% to 200% of the number of performance shares shown in the table above based on the achievement of established internal financial performance targets and our three-year-average TSR performance relative to the three-year-average TSR performance of a preselected comparison group of companies.
     The weighted-average grant date fair value of performance shares granted was $105.93 during 2007 and $55.09 during 2005.
     Cash payments under our performance share plan, net of applicable tax withholdings, were $9,144,000 in 2007 and $6,700,000 in 2006. There were no cash payments under our performance share plan during 2005.
64       Notes to Consolidated Financial Statements

Stock Options — Stock options granted have an exercise price equal to the market value of our underlying common stock on the date of grant. With the exceptions of the stock option grants awarded in December 2005 and January 2006, the options vest ratably over 3 or 5 years and expire 10 years subsequent to the grant. The options awarded in December 2005 and January 2006 were fully vested on the date of grant, expire 10 years subsequent to the grant, and shares obtained upon exercise of the options are restricted from sale until January 1, 2009 and January 24, 2009, respectively. Vesting is accelerated upon reaching retirement age, death, disability, or change of control, all as defined in the award agreement. Nonvested awards are forfeited upon termination for any other reason. Prior to the acquisition of Florida Rock, shares issued upon the exercise of stock options were issued from treasury stock. Since that acquisition, these shares are issued from our authorized and unissued common stock.
     The fair value of stock options is estimated as of the date of grant using the Black-Scholes option pricing model. Compensation expense for stock options is based on this grant date fair value and is recognized for awards that ultimately vest. The following table presents the weighted-average fair value and the weighted-average assumptions used in estimating the fair value of option grants for the years ended December 31:

	2007	2006	2005

Fair value	$34.18	$16.95	$16.35
Risk-free interest rate	4.73%	4.34%	4.19%
Dividend yield	2.04%	2.16%	2.12%
Volatility	27.46%	26.22%	26.87%
Expected term	7.75 years	5.05 years	5.56 years

     The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period equal to or approximating the option’s expected term. The dividend yield assumption is based on our historical dividend payouts. The volatility assumption is based on the historical volatility of our common stock over a period equal to the option’s expected term and the market-based implied volatility derived from options trading on our common stock. The expected term is based on historical experience and expectations about future exercises and represents the period of time that options granted are expected to be outstanding.
A summary of our stock option activity as of December 31, 2007 and changes during the year is presented below:

			Weighted-average
			Remaining	Aggregate
	Number	Weighted-average	Contractual	IntrinsicValue
	of Shares	Exercise Price	Life (Years)	(in thousands)

Outstanding at beginning of year	6,768,562	$48.76
Granted	409,250	$109.23
Exercised	(889,872)	$39.55
Forfeited or expired	(8,185)	$54.21

Outstanding at December 31 , 2007	6,279,755	$54.00	5.14	$153,540

Vested and expected to vest	6,256,671	$53.89	5.13	$153,652

Exercisable at December 31 , 2007	5,239,803	$50.40	4.69	$146,953

     The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between our closing stock price on the last trading day of 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all options been exercised on December 31, 2007. These values change based on the fair market value of our common stock. The aggregate intrinsic value of options exercised was $62,971,000 in 2007, $43,725,000 in 2006 and $38,149,000 in 2005.
     Cash received from stock option exercises was $35,195,000 in 2007, $28,920,000 in 2006 and $37,940,000 in 2005. The tax benefit realized from stock option exercises totaled $25,232,000 in 2007, $17,376,000 in 2006 and $15,287,000 in 2005. To the extent the tax deductions exceed compensation cost recorded, the tax benefit is reflected as a component of shareholders’ equity in our Consolidated Balance Sheets.
     Expense provisions referable to stock options amounted to $9,207,000 in 2007, $9,348,000 in 2006 and $5,554,000 in 2005. Expense recognized in 2005 resulted from stock option award modifications, primarily for terminated Chemicals employees.
Cash-based Compensation Plans
We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $21,187,000 in 2007, $22,491,000 in 2006 and $17,574,000 in 2005.
Note 12 Other Commitments and Contingencies
We have commitments in the form of unconditional purchase obligations as of December 31, 2007. These include commitments for the purchase of property, plant and equipment of $81,194,000 and commitments for noncapital purchases of $87,427,000. The commitments for the purchase of property, plant and equipment are due in 2008; the commitments for noncapital purchases primarily relate to transportation and electrical contracts and are due as follows: 2008, $24,151,000; 2009-2010, $21,552,000; 2011-2012, $18,166,000; and total $23,558,000 thereafter. Expenditures under the noncapital purchase commitments totaled $135,721,000 in 2007, $139,033,000 in 2006 and $158,855,000 in 2005.
     We have commitments in the form of contractual obligations related to our mineral royalties as of December 31, 2007 in the amount of $138,859,000, due as follows: 2008, $13,024,000; 2009-2010, $20,951,000; 2011-2012, $13,299,000; and total $91,585,000 thereafter. Expenditures under the contractual obligations related to mineral royalties totaled $48,120,000 in 2007, $45,569,000 in 2006 and $46,299,000 in 2005.

     We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use commercial banks to issue standby letters of credit to back our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of goods and services. The standby letters of credit listed below are cancelable only at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are canceled. Substantially all our standby letters of credit are renewable annually at the option of the beneficiary.
     Our standby letters of credit as of December 31, 2007 are summarized in the table below (in millions of dollars):

Amount

Standby Letters of Credit[1]
Risk management requirement for insurance claims	$39.0
Payment surety required by utilities	0.4
Contractual reclamation/restoration requirements	51.6
Financing requirement for industrial revenue bond	14.2

Total standby letters of credit	$105.2

1	Substantially all of the standby letters of credit have a one-year term and are renewable annually.
     As described in Note 2, we may be required to make cash payments in the form of a transaction bonus to certain key former Chemicals employees. The transaction bonus is contingent upon the amounts received under the two earn-out agreements entered into in connection with the sale of the Chemicals business. As of December 31, 2007, the calculated transaction bonus would be $0 and, as such, no liability for these contingent payments has been recorded. Based on our evaluation of possible cash receipts from the earn-outs, the likely range for the contingent payments is between $0 and approximately $5,000,000.
     As described in Note 9, our liability for unrecognized tax benefits is $11,530,000 as of December 31, 2007.
     We are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.
     We have received notices from the United States Environmental Protection Agency (EPA) or similar state or local agencies that we are considered a potentially responsible party (PRP) at a limited number of sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or similar state and local environmental laws. Generally we share the cost of remediation at these sites with other PRPs or alleged PRPs in accordance with negotiated or prescribed allocations. There is inherent uncertainty in determining the potential cost of remediating a given site and in determining any individual party’s share in that cost. As a result, estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, remediation methods, other PRPs and their probable level of involvement, and actions by or against governmental agencies or private parties.
     We have reviewed the nature and extent of our involvement at each Superfund site, as well as potential obligations arising under other federal, state and local environmental laws, and based our estimated accrued obligation, if any, upon our likely portion of the potential liability in relation to the total liability of all PRPs that have been identified and are believed to be financially viable. In our opinion, the ultimate resolution of claims and assessments related to these sites will not have a material adverse effect on our consolidated financial position, results of operations or cash flows, although amounts recorded in a given period could be material to our results of operations or cash flows for that period. Amounts accrued for environmental matters are presented in Note 8.
     We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels. In our opinion, the disposition of these lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent. In addition to those lawsuits in which we are involved in the ordinary course of business, certain other legal proceedings are more specifically described below. Although the ultimate outcome is uncertain, it is our opinion that the disposition of these described lawsuits will not adversely affect our consolidated financial position, results of operations or cash flows to a material extent.
     On October 12, 2007, we reached an agreement with the city of Modesto in the case styled City of Modesto, et al. v. Dow Chemical Company, et al., filed in San Francisco County Superior Court, California, to resolve all claims against Vulcan for a sum of $20 million. The agreement provides for a release and dismissal or withdrawal without prejudice of all claims against Vulcan. The agreement also expressly states that the settlement paid by Vulcan is for compensatory damages only and not for any punitive damages, and that Vulcan denies any conduct capable of giving rise to an assignment of punitive damages. The settlement has been approved by the San Francisco Superior Court judge presiding over this case and thus is now final. While we believe the verdicts rendered and damages awarded during the first phase of the trial are contrary to the evidence presented, we settled the city’s claims in order to avoid the costs and uncertainties of protracted litigation. The $20 million was paid during the fourth quarter of 2007. We believe the settlement damages, legal defense costs, and other potential claims are covered by insurance policies purchased by Vulcan, and we are pursuing recovery from these insurers.
     Although this agreement settles all claims against Vulcan by the city of Modesto related to this litigation, certain potential ancillary claims related to this matter remain unresolved. At this time, we cannot determine the likelihood or reasonably estimate a range of loss resulting from any such claims.
66       Notes to Consolidated Financial Statements

     In addition, on or about September 18, 2007, Vulcan was served with a third-party complaint filed in the U.S. District Court for the Eastern District of California (Fresno Division). The underlying action was brought by the United States of America on behalf of the U.S. Environmental Protection Agency against various individuals associated with a dry cleaning facility in Modesto called Halford’s, seeking “recovery of unreimbursed costs incurred by it for activities undertaken in response to the release or threatened release of hazardous substances at the Modesto Groundwater Superfund Site in Modesto, Stanislaus County, California.” The complaint also seeks certain civil penalties against the named defendants. Vulcan was sued by the original defendants as a third-party defendant in this action. No discovery has been conducted in this matter.
     We have also recently been named as a defendant in the matter of Garcia v. Dow Chemical Company, et al., filed in Modesto, Stanislaus County, California. This is a wrongful death action that generally alleges that the water supply and environment in the city of Modesto were contaminated with toxic chlorinated solvents by the defendants, including Vulcan, and that Ms. Garcia was “hurt and injured in her health” as a result of exposure to said solvents. No discovery has been conducted in this matter.
     We produced and marketed industrial sand from 1988 to 1994. Since July 1993 we have been sued in numerous suits in a number of states by plaintiffs alleging that they contracted silicosis or incurred personal injuries as a result of exposure to, or use of, industrial sand used for abrasive blasting. As of January 17, 2008 the number of suits totaled 88 involving an aggregate of 554 plaintiffs. There are 51 pending suits with 494 plaintiffs filed in Texas. Those Texas cases are in a State Multidistrict Litigation Court and are stayed until discovery issues are resolved. The balance of the suits have been brought in California, Florida and Louisiana. We are seeking dismissal of all suits on the grounds that plaintiffs were not exposed to our product. To date we have been successful in getting dismissals from cases involving approximately 17,000 plaintiffs with little or no payments made in settlement.
     We have been named as a defendant in multiple lawsuits filed in 2001 and 2002 in state court and federal district court in Louisiana. The lawsuits claim damages for various personal injuries allegedly resulting from releases of chemicals at our former Geismar, Louisiana plant in 2001. A trial for the issues of causation and damages for ten plaintiffs was held in July 2004. Five of these plaintiffs were dismissed during the trial. A jury awarded the remaining five plaintiffs an aggregate award of $201,000. In November 2006, the trial court approved a settlement class with most of the remaining plaintiffs in the matter. A court-appointed special master is overseeing the settlement process of the November 2006 approved settlement class. A second settlement class was approved by the Court in 2007 and a court appointed special master is also overseeing the settlement of this second class. Vulcan has paid its insurance deductible as a part of the settlements in 2006, and our insurers are funding the settlements beyond this deductible.
     In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT), in the Circuit Court of Cook County, Chancery Division, Illinois, alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook quarry in McCook, Illinois, a Chicago suburb. IDOT seeks damages to “repair, restore, and maintain” the road or, in the alternative, judgment for the cost to “improve and maintain other roadways to accommodate” vehicles that previously used the road. The complaint also requests that the court enjoin any McCook quarry operations that will further damage the road. The court in this case granted summary judgment in favor of Vulcan on certain claims. The court also granted the plaintiff’s motion to amend their complaint to add a punitive damages claim, although the court made it clear that it was not ruling on the merits of this claim. Discovery is ongoing and no trial date has been set.
     On March 22, 2006, the United States District Court for the Southern District of Florida (in a case captioned Sierra Club, National Resources Defense Council and National Parks Conservation Association v. Lt. Gen. Carl A. Stock, et al.) ruled that the mining permit issued for our Miami quarry, which was acquired in the Florida Rock transaction in November 2007, as well as several permits issued to competitors in the same region, had been improperly issued. The Court remanded the permitting process to the U.S. Army Corps of Engineers for further review and consideration. On July 13, 2007, the Court ordered us to cease most mining excavation at our Miami quarry, effective on July 17, 2007, pending the issuance by the U.S. Army Corps of Engineers (Corps of Engineers) of a Supplemental Environmental Impact Statement (SEIS). The order suspends our ability to excavate a substantial amount of the reserves at this site; certain reserve deposits as well as material excavated prior to the order remain accessible for mining and processing. The Court based its decision to shut down mining activity at the Miami quarry and two quarries owned by competitors on concern that levels of benzene had been detected in an area of the Biscayne Aquifer known as the Northwest Wellfield, which supplies a significant portion of the water supply to the Miami area. At this time, we do not have any information to indicate that the benzene was produced by our mining activities or that the levels of benzene pose a risk to human health. The District Court decision was appealed to the U.S. Court of Appeals for the Eleventh Circuit, and oral arguments were held before a panel in Miami on November 28, 2007. We are currently awaiting a decision from the Court.
     Florida Rock Industries, Inc., a subsidiary of Vulcan, and the members of its board of directors prior to the merger with Legacy Vulcan, were named in a purported shareholder class action complaint filed in Florida state court (the Duval County Circuit Court) on March 6, 2007, captioned Dillinger v. Florida Rock, et al. The complaint sought to enjoin the merger between Florida Rock and Vulcan that was consummated on November 16, 2007. The complaint alleges, among other things, that the former Florida Rock directors breached their fiduciary duties owed to Florida Rock’s shareholders by selling Florida Rock to Legacy Vulcan for an inadequate price.
     We believe this lawsuit is without merit but have determined to seek a settlement to avoid the expense, risk, inconvenience and distraction of continued litigation. Accordingly, the parties have entered into a memorandum of understanding providing for the settlement of the lawsuit and have agreed to seek final court approval of the settlement and dismissal of the lawsuit on the terms set forth in the memorandum. Pursuant to the memorandum, Florida Rock agreed to include additional requested disclosure in its proxy statement for the special meeting of shareholders at which the merger agreement was approved, and to pay plaintiff’s attorneys’ fees. When this memorandum is approved by the Court, the lawsuit will be dismissed with prejudice and all other claims, whether legal or equitable, which the plaintiffs or any member of the purported class may have in connection with the merger or the proxy statement, will be released.
     It is not possible to predict with certainty the ultimate outcome of these and other legal proceedings in which we are involved. As of December 31, 2007, we had recorded liabilities, including accrued legal costs, of $3,440,000 related to claims and litigation for which a loss was determined to be probable and reasonably estimable. For claims and litigation for which a loss was determined to be only reasonably possible, no liability was recorded. Furthermore, the potential range of such losses would not be material to our consolidated financial statements. In addition, losses on certain claims and litigation described above may be subject to limitations on a per occurrence basis by excess insurance, as described more fully in Note 1 under our accounting policy for claims and litigation including self-insurance (pages 50 and 51).
Note 13 Shareholders’ Equity
On February 10, 2006, the Board of Directors increased to 10,000,000 shares the existing authorization to purchase common stock. On November 16, 2007 pursuant to the terms of the agreement to acquire Florida Rock, all treasury stock held immediately prior to the close of the transaction was canceled. Our Board of Directors resolved to carry forward the existing authorization to purchase common stock. As of December 31, 2007, 3,411,416 shares remained under the current purchase authorization.
     The number and cost of shares purchased during each of the last three years and shares held in treasury at year end are shown below:

	2007	2006	2005

Shares purchased
Number	44,123	6,757,361	3,588,738
Total cost (thousands)	$4,800	$522,801	$228,479
Average cost	$108.78	$77.37	$63.67
Shares in treasury at year end
Number	—	45,098,644	39,378,985
Average cost	$—	$28.78	$19.94

     The number of shares purchased in 2007 and 2006 includes 44,123 and 76,567 shares, respectively, purchased directly from employees to satisfy income tax withholding requirements on shares issued pursuant to incentive compensation plans. The remaining shares were purchased in the open market.
     In November 2007, we issued 12,604,083 shares of common stock in connection with the acquisition of Florida Rock.
Note 14 Other Comprehensive Income (Loss)
Comprehensive income includes charges and credits to equity from nonowner sources and comprises two subsets: net earnings and other comprehensive income (loss). The components of other comprehensive income (loss) are presented in the Consolidated Statements of Shareholders’ Equity, net of applicable taxes.
     The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2007, 2006 and 2005 is summarized as follows (in thousands of dollars):

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	Benefit	Amount

December 31, 2007
Fair value adjustment to cash flow hedges	$(92,718)	$36,676	$(56,042)
Reclassification adjustment for cash flow hedge amounts included in net earnings	198	(78)	120
Adjustment for funded status of pension and postretirement benefit plans	31,163	(12,326)	18,837
Amortization of pension and postretirement plan actuarial loss and prior service cost	3,012	(1,191)	1,821

Total other comprehensive income (loss)	$(58,345)	$23,081	$(35,264)

December 31, 2006
Fair value adjustment to cash flow hedges	$115	$(40)	$75
Minimum pension liability adjustment	(1,662)	635	(1,027)

Total other comprehensive income (loss)	$(1,547)	$595	$(952)

December 31, 2005
Reclassification adjustment for cash flow hedge amounts included in net earnings	$99	$(37)	$62
Minimum pension liability adjustment	(1,564)	598	(966)

Total other comprehensive income (loss)	$(1,465)	$561	$(904)

     Amounts accumulated in other comprehensive income (loss), net of tax, at December 31, are as follows (in thousands of dollars):

	2007	2006	2005

Cash flow hedges	$(55,847)	$75	$—
Pension and postretirement plans	15,630	(5,028)	(2,213)

Total	$(40,217)	$(4,953)	$(2,213)

68     Notes to Consolidated Financial Statements

Note 15 Segment Reporting — Continuing Operations
Prior to the November 2007 acquisition of Florida Rock, our Construction Materials business was organized in seven regional divisions that produced and sold aggregates and related products and services. All these divisions exhibited similar economic characteristics, production processes, products and services, types and classes of customers, methods of distribution and regulatory environments. Accordingly, they were aggregated into one reporting segment for financial statement purposes.
     Subsequent to our acquisition of Florida Rock, we redefined our operating segments, and as a result, we now have three reporting segments organized around our principal product lines: aggregates, asphalt mix, concrete and cement. For reporting purposes, we have combined our Asphalt mix and Concrete operating segments into one reporting segment as the products are similar in nature and the businesses exhibit similar economic characteristics, product processes, types and classes of customer, methods of distribution and regulatory environments. We have recast our 2006 and 2005 data to reflect this change in reportable segments to conform to the current year’s presentation. Management reviews earnings from the product line reporting units principally at the gross profit level.
     The Aggregates segment produces and sells aggregates and related products and services in eight regional divisions. During 2007, the Aggregates segment served markets in 22 states, the District of Columbia, the Bahamas and Mexico with a full line of aggregates, and 8 additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities. Aggregates are a critical ingredient in the production of asphalt mix and concrete. Customers are served by truck, rail and water distribution networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature. Quarries located on waterways and rail lines allow us to serve remote markets where local aggregates reserves may not be available. We sell a relatively small amount of construction aggregates outside the United States. Nondomestic net sales were $19,981,000 in 2007, $20,595,000 in 2006 and $13,490,000 in 2005.
     The Asphalt mix and Concrete segment produces and sells asphalt mix and ready-mixed concrete in four regional divisions serving 10 states primarily in our mid-Atlantic, Florida, southwestern and western markets, the Bahamas and the District of Columbia. Additionally, two of the divisions produce and sell other concrete products such as block, prestressed and precast and resell purchased building materials related to the use of ready-mixed concrete and concrete block. Aggregates comprise approximately 95% of asphalt mix by weight and 78% of ready-mixed concrete by weight. Our Asphalt mix and Concrete segment purchases a majority of its aggregates requirements from our Aggregates segment. These transfers are made at local market prices for the particular grade and quality of product utilized in the production of asphalt mix and concrete. Customers for our Asphalt mix and Concrete segment are generally served locally from our production facilities or by truck. Because asphalt mix and ready-mixed concrete harden rapidly, delivery is time constrained and generally confined to a radius of approximately 20 to 25 miles from the producing facility.
     The Cement segment produces and sells Portland and masonry cement in both bulk and bags from our Florida cement plant. Other Cement segment facilities in Florida import cement, clinker and slag and either resell, grind, blend, bag or reprocess those materials. This segment also includes a Florida facility that mines, produces and sells calcium products. All of these Cement segment facilities are within the Florida regional division. Our Concrete segment is the largest single customer of our Cement segment.
     The majority of our activities are domestic. Long-lived assets outside the United States, which primarily consist of property, plant and equipment, were $175,413,000 in 2007, $146,457,000 in 2006 and $105,182,000 in 2005. All transactions between our reportable segments are recorded at prices approximating market.
Segment Financial Disclosure

Amounts in millions	2007	2006	2005

Total Revenues
Aggregates	$2,316.7	$2,280.2	$1,991.5
Asphalt mix and Concrete	765.7	760.9	623.5
Cement	7.7	—	—

Total net sales	$3,090.1	$3,041.1	$2,615.0
Delivery revenues	237.7	301.4	280.3

Total revenues	$3,327.8	$3,342.5	$2,895.3

Gross Profit
Aggregates	$828.7	$819.0	$650.0
Asphalt mix and Concrete	122.2	112.9	58.8
Cement	—	—	—

Total gross profit	$950.9	$931.9	$708.8

Identifiable Assets
Aggregates	$7,207.8	$2,889.2	$2,556.5
Asphalt mix and Concrete	875.6	313.5	308.1
Cement	587.9	—	—

Identifiable assets	8,671.3	3,202.8	2,864.6
General corporate assets	230.2	169.8	275.6
Cash items	34.9	55.2	450.2

Total	$8,936.4	$3,427.8	$3,590.4

Depreciation, Depletion, Accretion and Amortization
Aggregates	$246.9	$210.3	$206.4
Asphalt mix and Concrete	20.3	14.1	13.6
Cement	1.9	—	—
Corporate and other unallocated	2.4	2.0	2.4

Total	$271.5	$226.4	$222.4

Capital Expenditures from Continuing Operations
Aggregates	$445.0	$425.5	$213.6
Asphalt mix and Concrete	24.2	30.6	15.2
Cement	10.3	—	—
Corporate	1.0	2.8	0.6

Total	$480.5	$458.9	$229.4

Note 16 Supplemental Cash Flow Information
Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below (in thousands of dollars):

	2007	2006	2005

Cash payments:
Interest (exclusive of amount capitalized)	$41,933	$32,616	$37,331
Income taxes	132,697	219,218	211,985

Noncash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	32,065	32,941	14,244
Debt issued for purchases of property, plant and equipment	19	177	—
Proceeds receivable from exercise of stock options	152	31	—
Amounts referable to business acquisitions:
Liabilities assumed	588,184	—	4,684
Noncash proceeds from the sale of the Chemicals business:
Earn-outs (Note 2)	—	—	127,979
Working capital adjustments	—	—	14,255

Note 17 Asset Retirement Obligations
SFAS No. 143, “Accounting for Asset Retirement Obligations” (FAS 143) applies to legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.
     FAS 143 requires recognition of a liability for an asset retirement obligation in the period in which it is incurred at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the asset retirement obligation is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.
     We record all asset retirement obligations for which we have legal obligations for land reclamation at estimated fair value. Essentially all these asset retirement obligations relate to our underlying land parcels, including both owned properties and mineral leases. FAS 143 results in ongoing recognition of costs related to the depreciation of the assets and accretion of the liability. For the years ended December 31, we recognized operating costs (accretion and depreciation) related to FAS 143 as follows: 2007 — $19,038,000; 2006 — $16,197,000; and 2005 — $14,867,000, including $447,000 related to discontinued operations. FAS 143 operating costs for our continuing operations are reported in cost of goods sold. FAS 143 asset retirement obligations are reported within other noncurrent liabilities in our accompanying Consolidated Balance Sheets.
     A reconciliation of the carrying amount of our asset retirement obligations for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands of dollars):

Asset retirement obligations as of December 31, 2004	$90,906

Liabilities incurred	3,767
Liabilities (settled)	(12,437)
Accretion expense	4,826
Revisions up (down)	18,712

Asset retirement obligations as of December 31, 2005	$105,774

Liabilities incurred	1,021
Liabilities (settled)	(16,806)
Accretion expense	5,499
Revisions up (down)	19,341

Asset retirement obligations as of December 31, 2006	$114,829

Liabilities incurred	17,091
Liabilities (settled)	(13,799)
Accretion expense	5,866
Revisions up (down)	7,396

Asset retirement obligations as of December 31 , 2007	$131,383

     Of the $17,091,000 of liabilities incurred during 2007, $13,729,000 resulted from the acquisition of Florida Rock.
     Upward revisions to our asset retirement obligations for the years ended December 31, 2006 and 2005 are largely attributable to one aggregates facility located in California, which we operate under a mineral lease. Extremely wet weather conditions in 2005 and 2006, which flooded certain areas at the site, resulted in higher than expected costs to extract water, dry materials, recompact affected areas and haul away certain materials with high moisture content. During 2005 we identified certain material generated in our extraction process that contained substances that precluded it from being used as fill material. Estimated costs to examine, handle and haul such material resulted in upward revisions to our asset retirement obligations. Delays in executing an amended lease agreement, which resulted in delays in performing our reclamation plan, and changes to the reclamation plan that resulted from ongoing operational logistics, caused inefficiencies related to double handling and stockpiling materials that were not anticipated in previous cost estimates. Altogether, upward revisions to our asset retirement obligations related to this site amounted to approximately $10.3 million during 2006 and $11.1 million during 2005.
     Other net upward revisions to our asset retirement obligations during 2007, 2006 and 2005 relate primarily to changes in cost estimates and settlement dates at numerous aggregates facilities.
70       Notes to Consolidated Financial Statements

Note 18 Accounting Changes
2007-FIN 48
On January 1, 2007, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority.
     As a result of the implementation of FIN 48, as of January 1, 2007, we increased the liability for unrecognized tax benefits by $2,420,000, increased deferred tax assets by $1,480,000 and reduced retained earnings by $940,000. The total liability for unrecognized tax benefits as of January 1,2007, amounted to $11,760,000.
     See Note 9 for the FIN 48 tabular reconciliation of unrecognized tax benefits.
2007-FSP AUG AIR-1
On January 1, 2007, we adopted FASB Staff Position (FSP) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (FSP AUG AIR-1). This FSP amended certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, “Audits of Airlines” (Airline Guide). The Airline Guide is the principal source of guidance on the accounting for planned major maintenance activities and it permits four alternative methods of accounting for such activities. This guidance principally affects our accounting for periodic overhauls on our oceangoing vessels. Prior to January 1, 2007, we applied the accrue-in-advance method as prescribed by the Airline Guide, which allowed for the accrual of estimated costs for the next scheduled overhaul over the period leading up to the overhaul. At the time of the overhaul, the actual cost of the overhaul was charged to the accrual, with any deficiency or excess charged or credited to expense. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method, and was effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted this FSP effective January 1, 2007, and have elected to use the deferral method of accounting for planned major maintenance as prescribed by the Airline Guide and permitted by FSP AUG AIR-1. Under the deferral method, the actual cost of each overhaul is capitalized when incurred and amortized over the period until the next overhaul. Additionally, the FSP must be applied retrospectively to the beginning of the earliest period presented in the financial statements. As a result of the retrospective application of this change in accounting principle, we have adjusted our financial statements for all periods presented to reflect using the deferral method of accounting for planned major maintenance.
2006-EITF 04-6
On January 1, 2006, we adopted EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs. Per EITF 04-6, stripping costs incurred during the production phase are considered costs of the extracted minerals under a full absorption costing system, inventoried, and recognized in costs of sales in the same period as the revenue from the sale of the inventory. Additionally, capitalization of such costs is appropriate only to the extent inventory exists at the end of a reporting period.
     Prior to the adoption of EITF 04-6, we expensed stripping costs as incurred with only limited exceptions when specific criteria were met. The January 1, 2006 adoption of EITF 04-6 resulted in an increase in current assets (finished product inventory) of $16,791,000; a decrease in other assets (capitalized quarrying costs) of $659,000; an increase in deferred tax liabilities of $3,896,000; and a cumulative effect of adoption that increased retained earnings by $12,236,000.
2006-FAS 123(R)
See Note 1 under the caption Share-based Compensation (pages 48 and 49).
2006-FAS 158
See Note 1 under the caption Recent Accounting Pronouncements (page 52).
Note 19 Goodwill and Intangible Assets
In accordance with FAS 142, we classify purchased intangible assets into three categories: (1) goodwill, (2) intangible assets with finite lives subject to amortization and (3) intangible assets with indefinite lives. Goodwill and intangible assets with indefinite lives are not amortized; rather, they are reviewed for impairment at least annually. For additional information regarding our policies on impairment reviews, see Note 1 under the captions Goodwill and Goodwill Impairment (pages 47 and 48) and Impairment of Long-lived Assets Excluding Goodwill (page 48).
Goodwill
Goodwill is recognized when the consideration paid for a business combination (acquisition) exceeds the fair value of the tangible and other intangible assets acquired. Goodwill is allocated to reporting units for purposes of testing goodwill for impairment. There were no charges for goodwill impairment in the years ended December 31, 2007, 2006 and 2005.

     As a result of the reorganization of our operating segments in 2007, our reportable segments were changed from one reportable segment to three reportable segments organized around our principal product lines: aggregates; asphalt mix and concrete; and cement. We have reallocated our goodwill for the prior periods presented below to reflect this change in reportable segments to conform to the current year’s presentation. Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2007, 2006 and 2005 are summarized below (in thousands of dollars):

		Asphalt mix
	Aggregates	and Concrete	Cement	Total

Goodwill as of December 31, 2004	$508,548	$91,633	$—	$600,181

Goodwill of acquired businesses	18,836	—	—	18,836
Purchase price allocation adjustment	(1,934)	—	—	(1,934)

Goodwill as of December 31, 2005	$525,450	$91,633	$—	$617,083

Goodwill of acquired businesses	8,800	—	—	8,800
Purchase price allocation adjustment	(5,694)	—	—	(5,694)

Goodwill as of December 31, 2006	$528,556	$91,633	$—	$620,189

Goodwill of acquired businesses*	3,002,300	—	297,662	3,299,962
Less goodwill as of December 31, 2007 classified as assets held for sale (Note 20)	131,060	—	—	131,060

Goodwill as of December 31, 2007	$3,399,796	$91,633	$297,662	$3,789,091

*	The goodwill of acquired businesses for 2007 relates to the acquisitions listed in Note 20. We are currently evaluating the final purchase price allocation for most of these acquisitions; therefore, the goodwill amount is subject to change. Approximately $31,301 thousand of the goodwill from the 2007 acquisitions is expected to be fully deductible for income tax purposes.
Intangible Assets
Intangible assets acquired in business combinations are stated at their fair value, determined as of the date of acquisition, less accumulated amortization, if applicable. These assets consist primarily of contractual rights in place, noncompetition agreements and favorable lease agreements. Intangible assets acquired individually or otherwise obtained outside a business combination consist primarily of permitting, permitting compliance and zoning rights and are stated at their historical cost, less accumulated amortization, if applicable.
     Historically, we have acquired intangible assets with only finite lives. Amortization of intangible assets with finite lives is recognized over their estimated useful lives using a method of amortization that closely reflects the pattern in which the economic benefits are consumed or otherwise realized. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. There were no charges for impairment of intangible assets in the years ended December 31, 2007, 2006 and 2005. Intangible assets are reported within other noncurrent assets in our accompanying Consolidated Balance Sheets.
     The gross carrying amount and accumulated amortization by major intangible asset class for the year ended December 31 is summarized below (in thousands of dollars):

	Weighted-average
	Amortization Period	2007	2006	2005

Intangible assets subject to amortization
Gross carrying amount
Contractual rights in place		$61,565	$38,800	$32,165
Noncompetition agreements		1,830	6,900	6,995
Favorable lease agreements		38,998	12,621	12,068
Permitting, permitting compliance and zoning rights		39,662	32,849	32,098
Other		5,530	565	1,094

Total gross carrying amount		$147,585	$91,735	$84,420

Accumulated amortization
Contractual rights in place	30.0 years	$(4,884)	$(2,770)	$(1,054)
Noncompetition agreements	6.6 years	(1,195)	(5,882)	(5,743)
Favorable lease agreements	26.7 years	(5,808)	(5,208)	(6,262)
Permitting, permitting compliance and zoning rights	26.0 years	(8,456)	(7,224)	(11,818)
Other	19.1 years	(5,318)	(355)	(367)

Total accumulated amortization	27.1 years	$(25,661)	$(21,439)	$(25,244)

Total intangible assets subject to amortization, net		$121,924	$70,296	$59,176

Intangible assets with indefinite lives		—	—	—
Total intangible assets, net		$121,924	$70,296	$59,176

Aggregate amortization expense for the period		$4,265	$2,750	$3,126

     Estimated amortization expense for the five years subsequent to December 31, 2007 is: 2008 — $7,000,000; 2009 — $7,182,000; 2010 — $7,003,000; 2011 — $6,276,000; and 2012 — $6,232,000.
72       Notes to Consolidated Financial Statements

Note 20 Acquisitions
On November 16, 2007, we acquired 100% of the outstanding common stock of Florida Rock Industries, Inc. (Florida Rock), a leading producer of construction aggregates, cement, concrete and concrete products in the southeastern and mid-Atlantic states, in exchange for cash and stock.
     Under the terms of the agreement, Florida Rock shareholders had the right to elect to receive either 0.63 of a share of Vulcan common stock or $67.00 in cash, without interest, for each share of Florida Rock common stock that they owned. The elections were subject to proration so that, in the aggregate, 70% of all outstanding shares of Florida Rock common stock were exchanged for cash and 30% of all outstanding shares of Florida Rock common stock were exchanged for shares of Vulcan common stock. Additionally, under the terms of the agreement, each outstanding Florida Rock stock option, which fully vested prior to the effective time of the mergers, ceased to represent an option to acquire shares of Florida Rock common stock and instead represented the right to receive a cash amount equal to the excess, if any, of $67.00 per option to acquire one share of Florida Rock common stock over the exercise price payable in respect of such stock option (the option consideration).
     Based on the exchange ratio and proration provisions of the agreement, 12,604,083 shares of common stock were issued to Florida Rock shareholders at a value of $1,436,487,000 (based on the average closing share price, adjusted for dividends, of Legacy Vulcan’s common stock during the four trading days from February 15, 2007 through February 21, 2007, centered on the day the transaction was announced). In addition, $3,212,609,000 in cash was paid in exchange for approximately 70% of the outstanding common stock of Florida Rock, based on the proration provisions of the agreement, and to fund the option consideration. Including Vulcan’s direct transaction costs of approximately $29,342,000, total cash and stock consideration paid was approximately $4,678,438,000. The results of operations for Florida Rock are included in our accompanying 2007 Consolidated Statements of Earnings for the period from the November 16, 2007 closing date to December 31, 2007.
     The goodwill that arose from this transaction reflected the value to Vulcan from:
•	Acquiring an established business with assets that have been assembled over a very long period of time, the development of such assets in any meaningful time frame would be virtually impossible, and the collection of such assets can earn a higher rate of return than those net assets could earn alone.
•	The synergies and other benefits created by combining our businesses, including an expanded geographic footprint and enhanced presence in several fast-growing markets, including the state of Florida.

•	Acquiring a talented, assembled workforce, particularly key management personnel with extensive industry experience and knowledge and a proven track record for strong cash flows and earnings growth.
     In accordance with SFAS No. 141, “Business Combinations,” the total cost of the acquisition has been preliminarily allocated to the assets acquired and the liabilities assumed based on their respective fair values at the acquisition date, with amounts exceeding the fair values being recorded to goodwill. Goodwill, none of which is deductible for tax purposes, and other intangible assets recorded in connection with the acquisition totaled $3,268,661,000 and $56,198,000, respectively. We are in the process of obtaining third-party valuations of the property, plant and equipment and intangible assets and have performed preliminary internal valuations of these assets as well as working capital and other assets and liabilities. Due to the proximity of the acquisition to our year end, further refinements to our purchase price allocation are likely to be made as valuation analyses and other studies are completed. We expect to complete the purchase price allocation process during the third quarter of 2008, and when finalized, material adjustments to goodwill may result.
     We have not recorded any material preacquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to the end of the one-year purchase price allocation period, if information becomes available that indicates it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may result in adjustments to goodwill.
     The preliminary estimated fair values of the assets acquired and liabilities assumed as of the November 16, 2007 acquisition date are as follows (in thousands of dollars):

November 16,
2007

Current assets	$220,137
Investments and long-term receivables	20,000
Property, plant and equipment	1,626,637
Goodwill[1]	3,268,661
Intangible assets subject to amortization[2]
Contractual rights in place	22,177
Noncompetition agreements	80
Favorable lease agreements	33,841
Other amortizable intangibles	100

Total intangible assets subject to amortization	56,198
Other assets	45,422

Total assets acquired	$5,237,055

Current liabilities, excluding current portion of long-term debt	$86,140
Long-term debt, including current portion	21,277
Deferred income taxes	387,200
Pension and other postretirement benefits	11,622
Other noncurrent liabilities	52,378

Total liabilities assumed	558,617

Net assets acquired	$4,678,438

1	Goodwill was preliminarily allocated to the segments as follows: Aggregates $2,970,999 thousand, Concrete $0 and Cement $297,662 thousand.

2	The preliminary weighted-average amortization periods of acquired amortizable intangible assets were estimated as follows: contractual rights in place 38.7 years, noncompetition agreements 5.0 years, favorable lease agreements 23.4 years, other amortizable intangibles 5.0 years and in total 29.3 years. The amortizable intangible assets are expected to have no significant residual value.

     As a result of the Florida Rock acquisition, we entered into a Final Judgment with the Antitrust Division of the U.S. Department of Justice that requires us to divest certain Florida Rock and Vulcan assets. These assets consist of nine sites as follows:
•	four Florida Rock aggregates production facilities located in Georgia

•	a Florida Rock aggregates production facility located in Tennessee

•	a Florida Rock aggregates production facility and a Florida Rock distribution yard located in Virginia

•	a Vulcan aggregates production facility located in Georgia

•	a Vulcan greenfield (undeveloped) aggregates site located in Georgia
     As of December 31, 2007, the assets and related liabilities for these sites are classified as held for sale in the accompanying Consolidated Balance Sheets under two captions: assets held for sale and liabilities of assets held for sale. In accordance with SFAS 144, “Accounting for the Impairment of Disposal of Long-lived Assets” (FAS 144), depreciation expense and amortization expense were suspended on assets held for sale upon the November 16, 2007 acquisition. The major classes of assets and liabilities of assets classified as held for sale at December 31, 2007 were as follows (in thousands of dollars):

2007

Current assets	$12,417
Property, plant and equipment, net	105,170
Goodwill and intangibles	142,166
Other assets	22

Total assets held for sale	$259,775

Current liabilities	$299
Minority interest	6,010

Total liabilities of assets held for sale	$6,309

     In addition to the Florida Rock acquisition, during 2007 we also acquired the assets of the following facilities for cash payments totaling approximately $58,872,000, including acquisition costs and net of acquired cash:
•	an aggregates production facility in Illinois

•	an aggregates production facility in North Carolina
     As a result of these two 2007 acquisitions, we recognized $31,301,000 of goodwill, all of which is expected to be fully deductible for income tax purposes. Purchase price allocations for 2007 acquisitions are preliminary and subject to adjustment.
     Also, during 2007, we acquired an aggregates production facility in Alabama in exchange for two aggregates production facilities in Illinois.
     In 2006 we acquired the assets of the following facilities for cash payments totaling approximately $20,481,000, including acquisition costs and net of acquired cash:
•	an aggregates production facility and asphalt mix plant in Indiana

•	an aggregates production facility in North Carolina

•	an aggregates production facility in Virginia
     As a result of these 2006 acquisitions, we recognized $8,800,000 of goodwill and $5,146,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.
     During 2006, we made cash payments of $50,000 for contingent consideration related to a 2005 acquisition.
     In 2005, we acquired the assets of the following facilities for cash payments totaling approximately $93,965,000, including acquisition costs and net of acquired cash:
•	five aggregates production facilities and five asphalt mix plants in Arizona

•	an aggregates production facility in Georgia

•	four aggregates production facilities in Indiana

•	an aggregates production facility in Tennessee
     The 2005 acquisition payments reported above exclude escrowed funds of $5,800,000 of contingent consideration related to the acquisition of the Arizona facilities and $50,000 of contingent consideration related to the acquisition of the Tennessee facility. The contingent consideration related to the Arizona facilities was resolved in January 2008 and we expect to receive the $5,800,000 of escrowed funds plus interest during the first quarter of 2008.
     As a result of these 2005 acquisitions, we recognized $18,836,000 of goodwill and $32,165,000 of amortizable intangible assets, all of which are expected to be fully deductible for income tax purposes.
     The amount by which the total cost of these acquisitions exceeded the fair value of the net assets acquired, including identifiable intangibles, was recognized as goodwill.
     All the 2007, 2006 and 2005 acquisitions described above were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements from their respective dates of acquisition. Had Florida Rock been acquired at the beginning of fiscal 2007 and 2006, respectively, on a pro forma consolidated basis, net sales, total revenues, earnings from continuing operations, net earnings and earnings per share would have been as follows (amounts in millions, except per share data):

Unaudited	2007	2006

Net sales	$3,965.6	$4,343.4
Total revenue	4,234.3	4,684.2
Earnings from continuing operations	456.6	559.6
Net earnings	444.5	549.6

Basic earnings per share
Earnings from continuing operations	$4.23	$5.08
Net earnings per share	$4.11	$4.99

Diluted earnings per share
Earnings from continuing operations	$4.14	$4.98
Net earnings per share	$4.03	$4.89

     The unaudited pro forma results above may not be indicative of the results that would have been obtained had the Florida Rock acquisition occurred at the beginning of 2007 and 2006, nor does it intend to be a projection of future results.
     End of Notes to Consolidated Financial Statements
74       Notes to Consolidated Financial Statements

Financial Terminology
Vulcan Materials Company and Subsidiary Companies
Acquisitions
The sum of net assets (assets less liabilities, including acquired debt) obtained in a business combination. Net assets are recorded at their fair value at the date of the combination, and include tangible and intangible items.
Capital Employed
The sum of interest-bearing debt, other noncurrent liabilities and shareholders’ equity. Average capital employed is a 12-month average.
Capital Expenditures
Capital expenditures include capitalized replacements of and additions to property, plant and equipment, including capitalized leases, renewals and betterments. Capital expenditures exclude the property, plant and equipment obtained by business acquisitions.
     We classify our capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to add product lines, to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc.
     Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities, including industrial health programs that are expensed currently. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.
Net Sales
Total customer revenues from continuing operations for our products and services excluding third-party delivery revenues, net of discounts and taxes, if any.
Ratio of Earnings to Fixed Charges
The sum of earnings from continuing operations before income taxes, minority interest in earnings of a consolidated subsidiary, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.
Total Debt as a Percentage of Total Capital
The sum of short-term borrowings, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and shareholders’ equity.
Shareholders’ Equity
The sum of common stock (less the cost of common stock in treasury), capital in excess of par value, retained earnings and accumulated other comprehensive income (loss), as reported in the balance sheet. Average shareholders’ equity is a 12-month average.
Total Shareholder Return
Average annual rate of return using both stock price appreciation and quarterly dividend reinvestment. Stock price appreciation is based on a point-to-point calculation, using end-of-year data.

Net Sales, Total Revenues, Net Earnings and Earnings Per Share
Vulcan Materials Company and Subsidiary Companies

Amounts in millions, except per share data	2007	2006

Net Sales
First quarter	$630.2	$642.3
Second quarter	807.8	807.8
Third quarter	844.9	848.3
Fourth quarter	807.2	742.7

Total	$3,090.1	$3,041.1

Total Revenues
First quarter	$687.2	$708.7
Second quarter	878.8	888.2
Third quarter	904.9	929.3
Fourth quarter	856.9	816.3

Total	$3,327.8	$3,342.5

Operating Earnings
First quarter	$137.1	$99.0
Second quarter	217.2	218.1
Third quarter	214.3	206.4
Fourth quarter	145.8	171.6

Total	$714.4	$695.1

Earnings from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$89.3	$71.9
Second quarter	143.7	152.3
Third quarter	143.9	140.9
Fourth quarter	86.2	115.1

Total	$463.1	$480.2

Basic Earnings Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.94	$0.72
Second quarter	1.50	1.53
Third quarter	1.50	1.47
Fourth quarter	0.85	1.21

Full year	$4.77	$4.92

Diluted Earnings Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes
First quarter	$0.91	$0.70
Second quarter	1.46	1.50
Third quarter	1.47	1.44
Fourth quarter	0.83	1.19

Full year	$4.66	$4.81

Net Earnings
First quarter	$88.9	$70.1
Second quarter	142.0	150.6
Third quarter	135.4	135.7
Fourth quarter	84.6	113.8

Total	$450.9	$470.2

Basic Net Earnings Per Share
First quarter	$0.93	$0.70
Second quarter	1.49	1.51
Third quarter	1.41	1.42
Fourth quarter	0.83	1.20

Full year	$4.65	$4.82

Diluted Net Earnings Per Share
First quarter	$0.91	$0.68
Second quarter	1.45	1.48
Third quarter	1.38	1.39
Fourth quarter	0.82	1.17

Full year	$4.54	$4.71